
05047839

PACIFIC CONTINENTAL CORPORATION

ANNUAL REPORT

Selected Financial Highlights*

ASSETS

2000	2001	2002	2003	2004


$294.1
$309.5
$379.8
$425.8
$516.6

NET INCOME

2000	2001	2002	2003	2004


$4.8
$5.7
$3.5
$6.8
$7.9

DILUTED EARNINGS PER SHARE[1]

2000	2001	2002	2003	2004


$0.58
$0.67
$0.41
$0.79
$0.90

DIVIDENDS PAID PER SHARE[1]

2000	2001	2002	2003	2004


$0.15
$0.17
$0.19
$0.22
$0.25

[1] Per common share data is retroactively adjusted to reflect the 5-for-4 stock split, 4-for-3 stock split, and 10% stock dividend of 2004, 2003, and 2001, respectively.

* $ in millions of dollars, except per share data.

Our logo comes from a
of the Pacific Northwest
and commitmen
and which remain our

Selected Financial Data

Pacific Continental Corporation
(Dollars in thousands, except per share data)

	2004	2003	2002	2001	2000
For the Year					
Net interest income	$ 24,952	$ 22,220	$ 19,689	$ 18,520	$ 17,262
Provision for loan losses	500	900	5,660	1,455	1,340
Noninterest income	4,463	4,946	4,200	3,611	2,824
Noninterest expense	16,041	15,202	12,594	11,371	10,885
Income taxes	4,925	4,233	2,181	3,582	3,053
Net income	7,948	6,831	3,454	5,722	4,808
Cash dividends	2,164	1,841	1,610	1,401	1,225
Per common share data (1)					
Net income:					
Basic	$ 0.93	$ 0.81	$ 0.41	$ 0.69	$ 0.58
Diluted	0.90	0.79	0.41	0.67	0.58
Cash dividends	0.25	0.22	0.19	0.17	0.15
Market value, end of year	15.75	12.71	8.70	7.62	4.84
At year end					
Assets	$516,630	$425,799	$379,846	$309,548	$294,124
Loans, less allowance for loan loss	453,817	350,852	326,400	239,683	222,445
Deposits	403,791	356,099	309,909	248,328	250,104
Shareholders' equity	49,392	42,234	36,698	35,604	30,370
Average for the year					
Assets	$463,509	$402,195	$337,258	$299,721	$288,589
Earning assets	431,374	369,574	305,763	270,702	260,419
Loans, less allowance for loan loss	398,739	342,192	284,614	234,441	224,119
Deposits	379,619	329,157	271,765	238,856	239,197
Interest paying liabilities	290,571	256,442	211,745	195,529	195,214
Shareholders' equity	46,043	39,758	36,117	33,882	28,626
Financial ratios					
Return on average:					
Assets	1.71%	1.70%	1.02%	1.91%	1.67%
Shareholders' equity	17.26%	17.18%	9.56%	16.89%	16.79%
Average shareholders' equity/average assets	9.93%	9.89%	10.71%	11.30%	9.92%
Dividend payout ratio	27.23%	26.95%	46.61%	24.48%	25.47%
Risk based capital:					
Tier I capital	10.19%	10.95%	10.23%	12.71%	12.30%
Tier II capital	11.29%	12.20%	11.47%	13.98%	13.17%

(1) Per common share data is retroactively adjusted to reflect the 5-for-4 stock split, 4-for-3 stock split, and 10% stock dividend of 2004, 2003, and 2001, respectively.

image of the bald eagle as interpreted by Native Americans
It signifies independence, strength, agility, vision
attributes upon which Pacific Continental Bank was founded,
greatest competitive advantage.



Dear Shareholders,

It is a pleasure to once again share with you the company's full-year results. During 2004, we built upon the successful momentum of 2003; in fact, 2004 was a record year in a number of ways, most notably in terms of both net income and the asset levels achieved.

For the year 2004, net income was a record $7.9 million, up a strong 16.2% over the $6.8 million reported for 2003. Return on assets was 1.71% and return on average equity was 17.26%, a solid return profile for Pacific Continental and very similar to the 1.70% and 17.18% achieved for 2003. Diluted earnings per share were $0.90 this year compared to $0.79 for 2003, a 13.9% increase.

Asset growth remains the primary driver behind our revenue growth and earnings success. During the second quarter 2003 we reported—for the first time— total assets of more than $400 million; and by year-end 2004, just six quarters later, we achieved total assets of $516.7 million, a 21.3% increase from the prior year-end. Our strong lending activity— so important for the sustained success of our company— fuels our continued growth. At year-end, total gross loans were $459.1 million up $103.0 million or 28.9% from that of a year ago.



I'm particularly pleased to report that asset growth was accomplished while, at the same time, improving the overall credit quality of our loan portfolio.

Core deposit growth is also very important as it is both the lowest cost and primary funding source for our loan activity. During the year, core deposits grew a solid 15.5%, or $51.1 million; however, that was not enough to fully fund the increase in new loans. Our experienced management team has developed access to many sources of funding other than core deposits, and we actively manage these resources to achieve an overall "best-cost" of funds.

During 2004 we organized the company into two separate divisions centered on our primary market centers, Portland and Lane County. Two very qualified and successful Pacific Continental bankers were named to manage these divisions: Mitch Hagstrom, executive vice president and director of Lane County operations, will lead the growth and development in the Lane County market, while Daniel Hempy, executive vice-president and director of Portland operations, will do the same for the expanding Portland market.

Both individuals have years of successful banking



experience, and they are familiar with the characteristics of the markets they lead. This organizational structure places market responsibility directly at a senior executive level, thereby increasing accountability and focus on our growth objectives while keeping us close to our markets, clients and prospects. I'm pleased with the reorganization thus far and expect additional contributions during 2005 as a result of these changes.

One of our most exciting developments occurred at the beginning of 2005 when we announced the purchase of a property that will become our fourth Metropolitan Portland office, and our eleventh office overall. After construction and renovations, I anticipate this office will become operational in mid-2005. Portland-area deposit growth is a high priority for 2005, and I believe the development of additional office locations will increase our core deposit growth opportunities. As we expand the Portland office footprint we will remain committed to our focus of serving community-based businesses, professional service groups, and nonprofit organizations. In that regard, I'm excited about the opportunities presented by the new Portland location.

The area's demographics match quite nicely to our business focus with many community businesses, medical and other professionals within a tight radius of the new location.

There is little question that our future success, both for the new location and the bank as a whole, will be dependent on hiring and retaining the best professional bankers. With so many financial competitors, it's essential we differentiate ourselves from others - and for us, it's our people, our culture, and our great client service. Pacific Continental clients and prospects are genuinely complimentary and appreciative of the excellent service and personal attention they receive. Our employees retain personal accountability at every touch point with our clients, thus supporting our reputation as The Right Bank™ for Business.

It's essential that we differentiate ourselves from others – and for us, it's our people, our culture, and our great service.

Prospects for Pacific Continental appear promising for 2005, and I look forward to reporting our progress throughout the year. I want to close by thanking you for your continued confidence and investment in our bank. Please feel free to call or visit any of our offices; I welcome your comments and referrals.

Sincerely,



Hal Brown
President and CEO



The PCB Way

Over the course of more than thirty years, Pacific Continental has earned a reputation as The Right Bank™ for business. We built that reputation on a set of values that helped distinguish us from our competitors — a clear and steady focus on serving our clients better than any other financial institution.

We began with a single office in Eugene, and a different way of looking at the local business environment. While other financial institutions concentrated on mergers, acquisitions and out-of-market investments, we focused our attention on serving community-based businesses, professional service groups and nonprofit organizations. And, as a community bank, we were committed to providing financial services based not on business accounts but on business relationships.

We gathered together a team of bright and dedicated professionals with the expertise to make informed decisions. And then we gave them the authority—

and the responsibility—to make those decisions based not on long-distance corporate communications, but on their own knowledge of the local business environment and our individual client's needs.

We've grown over the years, adding locations throughout Lane County and expanding into the Portland metropolitan area. But we've never lost sight of the things that make us unique, a different—and we believe better—way of doing business.





Eugene Team Leaders (left to right):
Dave Johnson, Vice President, Relationship Banking Manager
Damon Rose, Vice President, Commercial Banking Team Leader
Denise Ghazal, Vice President, Commercial Banking Team Leader
Rick Schaufler, Vice President, Regional Services Manager
Mitch Hagstrom, Executive Vice President, Director of Lane County Operations
Dean Hansen, Senior Vice President, Relationship Banking Manager

Executive Management Team (left to right
Carol Batchelor, *Senior Vice President, Human Resources Director, SPI*
Casey Hogan, Senior Vice President, Senior Credit Offi
Mitch Hagstrom, Executive Vice President, Director of Lane County Operatio
Mick Reynolds, Executive Vice President, Chief Financial Offi
Hal Brown, President, Chief Executive Offi
Roger Busse, Executive Vice President, Chief Credit Offi
Pat Haxby, Senior Vice President, Chief Information Offi
Dan Hempy, Executive Vice President, Director of Portland Operatic


The Right Bank™



In banking, there's a right way and a wrong way to do business. If you've ever been on the wrong end of slow service, one-size-fits-all advice or interminable pre-recorded communications, you'll be glad to know that's not the way we do business at Pacific Continental. As a community-based bank, we're committed to providing financial services based not on business accounts but on business relationships. We believe that each employee should play a critical role in creating value for our clients and that our clients have the right to expect the highest level of service from each of us, from the reception desk to the boardroom.

That's not just the right way to do business, it's a better way. And it's just another of the many ways we continue to demonstrate to our clients and shareholders that Pacific Continental is The Right Bank™ for your business.



Portland Team Leaders (left to right):
Charlotte Gallagher, Senior Vice President, Commercial Real Estate Team Leader
Bob Harding, Senior Vice President, Regional Services Manager
Steve McCammon, Vice President, Commercial Banking Team Leader
Dave Miller, Senior Vice President, Commercial Banking Team Leader
Dan Hempy, Executive Vice President, Director of Portland Operations

The Way We See Things

Banking is a business, pure and simple. But that doesn't mean it can't also be the avenue by which we build strong personal and community relationships. That's the way we see things, and that's really what differentiates us from our competitors.

You see, we believe that each employee can and should play a critical role in creating value for our clients.

That means we'll keep a sharp eye on your business, your market environment and your opportunities for growth. It means our clients can always count on working with individuals who share their vision and who have the knowledge, the desire and the ability to play a part in their success.

From the reception desk to the boardroom, we believe our clients have the right to expect the highest level of service from each of us, to rely on us for professional resourcefulness and personal accountability at every level. We're committed to exceeding expectations, to out-performing our competitors and adding to our competitive advantages. And because of that, we're always poised to soar to greater heights, to create more opportunities—and more value—for our clients, our shareholders and our community.

Right This Way

Our commitment to community-based banking rises to a higher level than merely supporting local businesses. The way we see it, we can and should play a role in contributing to the essential character of the communities we serve.

That's why we promote a Corporate Giving Plan that matches our employees' financial contributions and provides paid time off when they volunteer their time and talents to social and civic organizations. Last year, Pacific Continental provided funding to 120 nonprofit organizations in our communities, and our employees contributed more than 2200 hours of volunteer work to community organizations.

But why is that important to our clients and shareholders? Because by helping preserve the things that make our community strong, we also help strengthen the businesses and organizations that serve our community. Because it represents an individual and collective commitment to service, both inside and outside the workplace.

We don't see our clients as account ledgers; we see them as business partners, as neighbors and, yes, as friends.

Those are the kind of qualities upon which Pacific Continental was founded and which we believe contribute to our ongoing success, and to the success of our clients.

If you like the way we look at community-based banking, then maybe the right bank for you is right here at Pacific Continental.





BOARD OF DIRECTORS

Robert A. Ballin
Chairman of Willis Corporation of Eugene
Chairman of the Board
Pacific Continental Bank

Hal Brown
President/CEO
Pacific Continental Bank

Donald A. Bick
Attorney at Law

Larry G. Campbell
President, L.G. Campbell Co., Inc.
Campbell Commercial Real Estate

Michael Holcomb
Forge of Oregon

Michael Holzgang
Collier's International

Donald L. Krahmer, Jr.
Schwabe, Williamson and Wyatt, P.C.

Donald G. Montgomery
Vice Chairman of the Board
Private Investor

John Rickman
Private Investor

Ronald E. Taylor
Private Investor

OFFICERS

Micah Adams
Commercial Banking Officer

James Atwood
Commercial Banking Officer

Eve Ball
Data Processing Systems Manager

Bruce Barfuss
Vice President
Controller

Deeanne Barnett
Client Service Officer
West 11th Office Manager

Callie Barry Elliott
Client Service Officer
Gateway Office Manager

Carol Batchelor
Senior Vice President
Human Resources Director
SPHR

Scott Beard
Vice President
Commercial Banking Officer

Sheri Bevans
Assistant Vice President
Relationship Banking Officer

Hal Brown
Chief Executive Officer
President

Roger Busse
Executive Vice President
Chief Credit Officer

Maureen Cahill
Vice President
Commercial Banking Officer

Cheryl Crow
Vice President
Commercial & Residential
Real Estate Lender

Terri Densmore
Consumer Finance Office Manager

Lisa Faust
Client Service Officer
Relationship Banking Officer
[illegible] Office Manager

Charlotte Gallagher
Senior Vice President
Commercial Real Estate Team Leader

Denise Ghazal
Vice President
Commercial Banking Team Leader

Lana Giacomelli
Assistant Vice President
Relationship Banking Officer

Lynn Gough
Commercial Banking Officer

Vicki Gray
Relationship Banking Officer

Mitch Hagstrom
Executive Vice President
Director Of Lane County Operations

T. Dean Hansen
Senior Vice President
Relationship Banking Manager

Robert Harding
Senior Vice President
Regional Services Manager

Patricia Haxby
Senior Vice President
Chief Information Officer

Daniel Hempy
Executive Vice President
Director Of Portland Operations

Terre Hodges
Assistant Vice President
Commercial Banking Officer

Casey Hogan
Senior Vice President
Senior Credit Officer

David Johnson
Vice President
Relationship Banking Manager

Sarah Keylock
Compliance Officer

Steve Kiel
Consumer Finance Office Manager

Sid Leiken
Relationship Banking Officer

Jamie Louie-Smith
Commercial Banking Officer

Cindy Maples
Merchant And Card Services Manager

Steve McCammon
Vice President
Commercial Banking Team Leader

Laura Mediati
Assistant Vice President
Client Service Officer
Personal Banker Team Leader
High Street Office Manager

Regina Micheline
Vice President
Commercial Real Estate
Residential Construction

David Miller
Senior Vice President
Commercial Banking Team Leader

Jeanneine Miller
Vice President
IT Manager

Terri Mitchell
Assistant Vice President
Data Processing Manager

Mellani Ocampo
Client Services Manager
Online Services Manager

Kathy Olafson
Assistant Vice President
Client Service Officer
Junction City Office Manager

Kathi Phillpott
Client Service Officer
Coburg Road Office Manager

Tom Reese
Senior Vice President
Commercial Banking Officer

Mick Reynolds
Executive Vice President
Chief Financial Officer

Erik Riechers
Vice President
Commercial Banking Officer

Damon Rose
Vice President
Commercial Banking Team Leader

Lisa Rose
Vice President
Loan Operations Officer

Rick Schaufler
Vice President
Regional Services Manager

Robert Schmidt
Compliance Officer

Maria Seip
Assistant Vice President
Associate General Counsel -
Special Credits

Barbara Shields
Vice President
General Counsel - Special Credits

Barbara Smith
Assistant Vice President
Client Service Officer
Olive Street Office Manager

Charley Snellings
Assistant Vice President
Relationship Banking Officer

Tony Van Breemen
Relationship Banking Officer

Terry Vilhauer
Vice President
Commercial Banking Officer

Donovan Volk
Assistant Vice President
Relationship Banking Officer

Jeanne Westberry
Client Service Officer
River Road Office Manager

Rod Wilson
Consumer Finance Manager




PACIFIC
CONTINENTAL
CORPORATION



PACIFIC CONTINENTAL CORPORATION



SEC MAIL
WASH. D.C.
SECTION

TO OUR SHAREHOLDERS:

You are cordially invited to attend the 2005 Annual Meeting of Shareholders of Pacific Continental Corporation which will be held at 7:30 p.m. on Tuesday, April 19, 2005, at Pacific Continental Bank's Olive Street Office, 111 West 7th Avenue, Eugene, Oregon.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are requested to complete, date, sign and return your Proxy in the envelope provided.

Sincerely,

HAL BROWN
President and Chief Executive Officer

March 17, 2005

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that pursuant to call of its directors, the regular Annual Meeting of the Shareholders of Pacific Continental Corporation ("Company") will be held at 111 West 7th Avenue, Eugene, Oregon, on Tuesday, April 19, 2005, at 7:30 p.m., for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS: Electing three persons to serve as directors for a three-year term or until their successors are elected and qualified.

2. WHATEVER OTHER BUSINESS may properly be brought before the meeting or any adjournment thereof.

Only those shareholders of record at the close of business on March 4, 2005, will be entitled to notice of the meeting and to vote at the meeting.

By Order of the Board of Directors



HAL BROWN
President and Chief Executive Officer

Eugene, Oregon
March 17, 2005

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. IF YOU DO ATTEND THE MEETING, YOU MAY THEN WITHDRAW YOUR PROXY AND VOTE IN PERSON. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

PACIFIC CONTINENTAL CORPORATION

111 West 7th Avenue
Eugene, OR 97401

P.O. Box 10727
Eugene, Oregon 97440-2727

For Annual Meeting of Shareholders
to be held on April 19, 2005

INTRODUCTION

This Proxy Statement and the accompanying Proxy are furnished to the shareholders of the Company in connection with the solicitation of proxies by the Board of Directors of the Company for use at it's Annual Meeting of Shareholders to be held on Tuesday, April 19, 2005, and any adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The date of this Proxy Statement is March 17, 2005. This Proxy Statement and the accompanying Proxy and Notice of Annual Meeting were first mailed to shareholders on or about March 17, 2005.

GENERAL INFORMATION

Purpose of the Meeting

At the Annual Meeting, shareholders will be asked to consider and vote upon:

- The election of Messrs. Michael S. Holcomb, Donald G. Montgomery, and Donald L. Krahmer, Jr. to serve as directors of the Company for three-year terms or until their successors have been elected and qualified.

Record Ownership and Quorum

Shareholders of record as of the close of business on March 4, 2005 ("Record Date"), are entitled to one vote for each share of Common Stock then held. As of the Record Date there were 8,729,547 shares of Common Stock issued and outstanding. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted as shares present and entitled to vote at the Annual Meeting for purposes of determining the existence of a quorum. Broker nonvotes will not be considered shares present and will not be included in determining whether a quorum is present.

Solicitation of Proxies

The Board of Directors solicits proxies so that each shareholder has the opportunity to vote on the proposals to be considered at the Annual Meeting. In addition to the use of the mail, proxies may be solicited by personal interview or telephone by directors, officers and employees of the Company or its bank subsidiary, Pacific Continental Bank ("Bank"). It is not expected that compensation will be paid for the solicitation of proxies.

When a Proxy card is returned properly signed and dated, the shares represented by the Proxy will be voted in accordance with the instructions on the Proxy card. Where no instructions are indicated, proxies will be voted FOR the director nominees.

Voting of Proxies by Record Holder

Shareholders who execute Proxies retain the right to revoke them at any time. Proxies may be revoked by written notice delivered in person or mailed to the Secretary of the Company or by filing a later Proxy prior to a vote being taken at the Annual Meeting. Attendance at the Annual Meeting will not automatically revoke a Proxy, but a shareholder in attendance may request a ballot and vote in person, thereby revoking a previously granted Proxy.

Voting of Proxies by Beneficial Holder

If your shares are held by a bank, broker or other holder of record, then you will receive instructions from the holder of record that you must follow in order for your shares to be voted. If you want to attend the shareholder meeting and vote in person, you will need to bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the Record Date.

Voting for Directors

The nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected. Shareholders are not permitted to cumulate their votes for the election of directors. Votes may be cast for or withheld from the directors as a group, or for each individual nominee. Votes that are withheld and broker nonvotes will have no effect on the outcome of the election because directors will be elected by a plurality of votes cast.

ELECTION OF DIRECTORS

The Company's Articles of Incorporation provide that the number of directors will be not less than six (6), with the number of directors to be established in accordance with the Company's Bylaws. The Company's Bylaws currently provide for a board of eight (8) to twelve (12) directors, with the specific number of directors to be established by board resolution. Through resolution the Board of Directors has currently established ten (10) as the number of directors to serve the Company. The Company's Articles of Incorporation require that the terms of the directors be staggered so that approximately one-third of the total number of directors is elected each year.

The Governance/Nominating Committee has recommended to the Board, and the Board has nominated, Michael S. Holcomb, Donald G. Montgomery and Donald L. Krahmer, Jr. for election as directors for three-year terms to expire in the year 2008. Messrs. Holcomb, Montgomery and Krahmer have served as directors of the Company since 1999, 1999, and 2002, respectively.

The Board of Directors recommends that you vote FOR the nominees to be elected as directors.

If any of the nominees should refuse or be unable to serve, your Proxy will be voted for such persons as are designated by the Board of Directors to replace any such nominee. The Board of Directors presently has no knowledge that any nominee will refuse or be unable to serve. As of December 31, 2004, directors of the Company also served as directors of the Bank. The reference to tenure of director of the Company prior to its formation refers to tenure as director of the Bank.

Nominees for Director

Directors with Terms Expiring 2008

Michael S. Holcomb, 61, has been a director of the Company and Bank since 1999, and 1997, respectively. Mr. Holcomb is the Managing Partner of Berjac of Oregon, a Northwest Premium Financing Company for commercial insurance premiums. Prior to joining Berjac, Mr. Holcomb was a commissioned officer in the United States Air Force. Among other professional interests, Mr. Holcomb is involved in the Downtown Rotary and the Eugene Executive Association.

Donald G. Montgomery, 65, has been a director of the Company and Bank since 1999, and 1996, respectively, Vice Chairman of the Board since 2000 and currently serves as the chair of the Compensation Committee. Mr. Montgomery is currently a private investor. Mr. Montgomery formerly served as the Chief Operating Officer of the Timber Products Company, a privately owned wood products production and sales company. Prior to joining Timber Products, Mr. Montgomery worked for Kings Table International where he retired as Chief Operating Officer in 1985.

Donald L. Krahmer, Jr., 47, has been a director of both the Company and Bank since 2002, and currently serves as the chair of the Audit Committee. Mr. Krahmer is a Shareholder of the law firm Schwabe, Williamson and Wyatt, P.C. specializing in corporate law. Prior to joining Schwabe in 2003, Mr. Krahmer was a partner at Black Helterline, LLP and had held various management positions with Endeavour Capital, PacifiCorp Financial Services, PacifiCorp and U.S. Bancorp. Mr. Krahmer serves as member of the board of directors of the Portland Business Alliance, the Cascade Pacific Council of the Boy Scouts of America, and the Oregon Nanoscience and Microtechnologies Institute, which is a joint collaboration among Oregon State University, University of Oregon, Portland State Unirversity, and Batelle's Pacific Northwest Labs. Mr. Krahmer is a member of the American Bar Association's Business Law Section and its Corporate Governance, Venture Capital and Private Equity and Negotiated Acquisitions committees.

Continuing Directors

Directors with Terms Expiring 2006

Robert Ballin, 63, has been a director of the Company and Bank since 1999, and 1980, respectively, and has served as Chairman of the Board since 2000. Mr. Ballin currently serves as Chairman of Willis, Eugene which is the largest insurance brokerage office between Portland and San Francisco. Among other professional interests, Mr. Ballin has also served on numerous community and philanthropic boards.

Donald A. Bick, 69, has been a director of the Company and Bank since 1999, and 1972, respectively. Mr. Bick is an attorney and sole practitioner. From 1963 until 1999, Mr. Bick served as a partner at the law firm Bick & Monte, P.C. From 1971 through 1986, Mr. Bick served as Vice President of Eugene Aircraft Inc., a Piper Aircraft dealership. In addition, Mr. Bick served as a director of Black Butte Ranch, a destination resort property, serving two years as chairman.

John H. Rickman, 63, has been a director of both the Company and Bank since 2003. Mr. Rickman retired from U.S. Bank in December of 2001, after more than 38 years of service. Prior to his retirement, Mr. Rickman served as President of U.S. Bank, Oregon and head of the bank's Oregon commercial lending group. Mr. Rickman was involved with numerous civic and professional organizations including: the executive committee of the Portland Chamber; United Way campaign cabinet committee, member of the SOLV-Founders Circle, and Goodwill industries of Columbia-Willamette. He previously served on the board of the Oregon Business Council, the Association for Portland Progress, co-chair of the Oregon Mentoring Initiative, and the Portland Oregon Sports Authority. He is a past chairman of the Oregon Bankers Association.

Ronald F. Taylor, 68, has been a director of the Company and Bank since 1999, and 1973, respectively. In 1997, Mr. Taylor retired as the General Manager of Willamette Graystone Inc., a Northwest company, which produces and sells concrete and related masonry products. Mr. Taylor served as General Manager for Willamette Graystone for over 25 years.

Directors with Terms Expiring 2007

Hal Brown, 51, was elected a director of both the Company and Bank in August 2002 following his July 2002 appointment as President and Chief Executive Officer of the Company and the Bank. Prior to his promotion, Mr. Brown served as the Executive Vice President and Chief Operating Officer of the Company and the Bank from 1999, and prior to that served as the Senior Vice President and Chief Financial Officer of the Company and the Bank from 1996. He began his career with the Bank in 1985 as Cashier. Mr. Brown currently serves on the boards of United Way of Lane County and ShelterCare, an organization serving the housing needs of homeless families and adults with severe and persistent mental disabilities.

Larry Campbell, 64, has been a director of the Company and Bank since 1999, and 1982, respectively. Mr. Campbell is the President of L.G. Campbell Co. Inc., which owns Campbell Commercial Real Estate. He is a past Board Member of the University of Oregon Alumni Association and the Eugene/Springfield Metro Partnership.

Michael D. Holzgang, 47, has been a director of both the Company and Bank since 2002 and currently serves as the chair of the Governance/Nominating Committee. Mr. Holzgang serves as Senior Vice President of Colliers International, a global real estate services firm. Prior to joining Colliers International in 2001, Mr. Holzgang worked with Cushman and Wakefield of Oregon for nearly 20 years. Among other volunteer board service, Mr. Holzgang is the past President of the Boys and Girls Clubs of Portland and currently acts as Vice Chairman of NW Medical Teams International, an organization that coordinates the planning efforts of many voluntary organizations that respond to disasters.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The following sets forth information concerning the Board of Directors and certain Committees of the Company and the Bank for the fiscal year ended December 31, 2004.

Board of Directors

The Company held 6 Board meetings and the Bank held 12 Board meetings in 2004. Each director attended at least 75% percent of the aggregate of (i) the total number of meetings of the Boards of Directors, and (ii) the total number of meetings held by all committees on which he served. During 2004 the Board of Directors met three times in executive session, without management present. The Company does not require, but expects the directors to attend the Annual Meeting of Shareholders, and at the 2004 Annual Meeting of Shareholders all serving directors were in attendance.

The Board has determined that each member of the Board, except for Hal Brown, who is the President and CEO of the Company, meets the applicable SEC requirements and listing standards regarding "independence" required by Nasdaq and that each such director is free of relationships that would interfere with the individual exercise of independent judgment.

Shareholder Communication with the Board of Directors

The Company and the Board of Directors welcome communication from shareholders and have established a formal method for receiving such communication. The preferred method is by e-mail and can be most conveniently done by visiting the Company's Website and clicking on the *Corporate Governance* link within the *Investor Relations* section on the Company's home page (www.therightbank.com). By further clicking on *Shareholder Communications,* an e-mail dialog box will be made available for shareholder comments. The e-mail is sent to the Board Chair with a copy sent to the Company's CEO.

For shareholders who do not have access to the Company's Website, communications with the Board may also be made by writing to the Chairman of the Board, c/o the Corporate Secretary, Pacific Continental Corporation, P.O. Box 10727, Eugene, Oregon 97440-2727. A copy of such written communication will also be made available to the Company's CEO. If the Chairman and the CEO determine that such communications, whether received by e-mail or mail, are relevant to and consistent with the Company's operations and policies, such communications will be forwarded to the entire Board for review and consideration.

Certain Committees of the Board of Directors

The Company and Bank Boards have jointly established an Audit Committee, Compensation Committee, and a Corporate Governance/Nominating Committee. Each committee operates under a formal written charter approved by the Committee and adopted by the Board of Directors. Committee charters are available for review on the Company's Website by clicking on the *Corporate Governance* link within the *Investor Relations* section on the Company's Website (www.therightbank.com).

Audit Committee. The Audit Committee is currently comprised of five directors, each of whom is considered "independent" (as defined by the Nasdaq listing standards). The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the outside auditors performing or issuing an audit report, and approves the engagement and fees for all audit and non-audit functions, with the independent auditors reporting directly to the Audit Committee. The responsibilities of the Audit Committee include overseeing (i) the integrity of the Company's financial statements, which includes reviewing the scope and results of the annual audit by the independent auditors, any recommendations of the independent auditors and management's response to such recommendations, and the accounting principles being applied by the Company in financial reporting; (ii) the establishment of procedures for the receipt, retention and treatment of accounting controls; (iii) the reports of bank regulatory authorities and reporting its conclusions to the Board; (iv) the procedures with respect to the records and business practices of the Company and Bank, (v) the adequacy and implementation of the internal auditing, accounting and financial controls; (vi) the independent auditor's qualifications and independence; and (vii) the compliance with the Company's legal and regulatory requirements.

The Audit Committee oversees and evaluates the adequacy of the Company's internal and disclosure controls, but management is responsible for developing and implementing the internal controls and the financial reporting process. The independent accountants are responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards; then issues a report thereon. The committee's responsibility is to monitor and oversee this process. The Committee held fifteen meetings during the year. For all of 2004, members of the Audit Committee consisted of Messrs. Bick, Holcomb, Holzgang, Krahmer (chair), and Taylor. The Board of Directors has determined that director Krahmer meets the definition of "audit committee financial expert" as defined in rules adopted by the Securities and Exchange Commission (SEC) under the Sarbanes Oxley Act of 2002 (the "Sarbanes Act").

Compensation Committee. The Compensation Committee is currently comprised of four directors, each of whom is considered "independent" (as defined by the Nasdaq listing standards). The Compensation Committee reviews and approves the Company's retirement and benefit plans, determines the salary and incentive compensation for Mr. Brown and certain other executive officers, and establishes compensation for directors. The Committee held six meetings during the year. For all of 2004, members of the Compensation Committee consisted of Messrs. Montgomery (chair), Holcomb, Rickman, and Taylor.

Corporate Governance/Nominating Committee. The Corporate Governance/Nominating Committee is currently comprised of five directors, each of whom is considered "independent" (as defined by the Nasdaq listing standards). The committee reviews and considers various corporate governance standards as suggested or required by SEC, Nasdaq and other regulatory agencies. These standards may include Company code of ethics, defining board member expectations, and review of Company committee charters. In addition, the committee recommends to the full Board a slate of director nominees for election at the Company's annual meeting. The Committee held five meetings during the year. For all of 2004, members of the Corporate Governance/ Nominating Committee consisted of Messrs. Ballin, Holzgang (chair), Krahmer, Montgomery, and Rickman.

The Corporate Governance/Nominating Committee will consider nominees recommended by shareholders, provided that the recommendations are made in accordance with the procedures described in this Proxy Statement under "Information Concerning Shareholder Proposals and Director Nominations." The committee evaluates all candidates, including shareholder-proposed candidates, using generally the same methods and criteria, although those methods and criteria are not standardized and may vary from time to time. The committee is authorized to establish guidelines for the qualification, evaluation and selection of new directors to serve on the Board. We do not anticipate that the committee will adopt specific minimum qualifications for committee-recommended nominees, but that the committee will instead evaluate each nominee on a case-by-case basis, including assessment of each nominee's business experience, involvement in the communities served by the Company, and special skills. The Corporate Governance/Nominating Committee will also evaluate whether the nominee's skills are complimentary to existing Board members' skills, and the Board's need for operational, management, financial, technological or other expertise, as well as geographical representation of the Company's market areas.

Compensation of Directors

Director Fees. For the year 2004 and as authorized by the Company's Bylaws, and approved by board resolution the Company has an established program for director compensation in which each director of the Company receives a monthly fee of $1,400. The Chairman of the Board receives $1,600 for each regularly scheduled meeting. Board members serving on the Audit committee receive $150 for personal attendance at committee meetings. Board members of other committees receive $100 for meeting attendance. The Chairmen of the Audit, ALCO, Compensation, Executive and Governance/Nominating committees each receive, $300, $200, $200, $100, and $200, respectively, for each meeting attended.

In addition to their directors' fees, directors participate in an incentive bonus program. The program provides that directors may receive an annual bonus of up to $8,400, with the exact amount based on the Company's growth in diluted earnings per share and its most recent regulatory rating. For 2004, each director received a bonus of $7,770.

Directors' Stock Option Plan. The Company maintains a director stock option plan for the benefit of non-employee directors. The plan authorizes the non-employee directors of the Board to administer the plan and to grant nonqualified stock options to non-employee directors of the Company. The plan provides that the exercise price of options granted must be not less than the greater of (i) 100% of the fair market value; or (ii) the net book value of such stock on the date of the grant. All options granted under the plan expire not more than ten years from the date of grant and may be fully vested at the time of the grant.

From time to time, the plan may be amended or a new plan may be adopted to provide for additional shares. In 1999, the Board adopted and the shareholders approved the current Director Stock Option Plan ("1999 DSOP"), providing for the grant of up to 100,000, (183,333 split-adjusted), shares of the Company's Common Stock. At the 2003 Annual Meeting, the shareholders approved an amendment to the 1999 Director Stock Option Plan to increase the number of shares available under the plan by an additional 100,000, (166,667 split-adjusted), shares.

At December 31, 2004, 173,500 shares remained available for issuance under the amended 1999 DSOP, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in the capitalization of the Company.

Directors' Stock Option Grants. In January 2004, the non-employee directors were awarded, in the aggregate, stock options to acquire 45,000 split-adjusted shares of Company common stock at a per share exercise price of $12.24. The options have a five-year life and vest 25% per year with 25% having vested at time of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table on the following page shows, as of December 31, 2004, the amount of Common Stock beneficially owned by (a) each director and director nominee; (b) the executive officers of the Company; (c) all persons who are beneficial owners of five percent or more of the Company's Common Stock; and (d) all of the Company's directors and executive officers as a group. Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or executive officer can vote or transfer and stock options that are exercisable currently or become exercisable within 60 days. Except as noted below, each holder has sole voting and investment power for all shares shown as beneficially owned. Where beneficial ownership was less than one percent of all outstanding shares, the percentage is not reflected in the table.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name	Position with Company	Number of Shares(1)	Percentage of Shares
Executive Officers and Directors			
Hal M. Brown	Director, President and Chief Executive Officer	207,441	2.39%
Roger Busse	Executive Vice President, Chief Credit Officer	2,344	*
Mitchell J. Hagstrom	Executive Vice President, Director of Lane County Operations	38,954(2)	*
Daniel J. Hempy	Executive Vice President, Director of Portland Operations	33,360	*
Michael Reynolds	Executive Vice President, Chief Financial Officer	20,592	*
Robert A. Ballin	Director	431,893	4.98%
Donald A. Bick	Director	49,994(3)	*
Larry G. Campbell	Director	79,726	*
Michael S. Holcomb	Director	145,567(4)	1.68%
Michael D. Holzgang	Director	10,001	*
Donald L. Krahmer, Jr.	Director	12,667	*
Donald G. Montgomery	Director	38,581	*
John H. Rickman	Director	14,166	*
Ronald F. Taylor	Director	46,743(5)	*
Directors and executive officers as a group (14 persons)		1,132,126(6)	12.75%

* Represents less than 1% of the Company's outstanding Common Stock

1. Share amounts include options to acquire shares that are exercisable within 60 days as follows: Ballin 20,167 shares; Bick 9,167 shares; Brown 41,977 shares; Campbell 20,167 shares; Busse 2,344 shares; Hagstrom 15,311 shares; Hempy 25,026 shares; Holcomb 20,167 shares; Holzgang 9,167 shares; Krahmer 9,167 shares; Montgomery 20,167 shares; Reynolds 6,043 shares; Rickman 9,166 shares and Taylor 14,667 shares. The following insiders hold shares of Company common stock "jointly with spouse": Ballin 161,131 shares; Brown 165,464 shares; Hagstrom 23,254 shares; Hempy 8,332 shares; Holcomb 110,202 shares; Holzgang 834 shares; Rickman 5,000 shares.

2. Includes 389 shares held as custodian for child

3. Includes 721 shares held as custodian for client

4. Includes 15,198 shares held jointly with children.

5. Includes 11,540 shares held by spouse.

6. Includes 222,703 shares subject to options that could be exercised within 60 days.

5% Shareholder

Five M Investments, LLC 2100 Kimberly Circle Eugene, OR 97405	608,178(1)	7.03%

1. Includes 526,042 shares owned by the LLC and 82,136 additional shares controlled by members of the LLC.

EXECUTIVE COMPENSATION

The following table sets forth the last three fiscal years compensation received by the Chief Executive Officer and the four most highly compensated principal officers of the Company, whose total compensation during the last fiscal year exceeded $100,000. The Bank pays all compensation of the executive officers.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary(1)	Bonus(2) (3)	Other Annual Compensation(4)	Restricted Stock Awards	Securities Underlying Options/ SARs(#) (5)	LTIP Payouts	All Other Compensation(6) (7)
Hal M. Brown	2004	$203,035	$105,970	$0	$0	12,000	$0	$26,685
President and Chief	2003	$198,715	$ 87,000	$0	$0	9,375	$0	$25,505
Executive Officer	2002	$157,678	$ 25,000	$0	$0	25,000	$0	$18,352
Roger Busse,	2004	$124,827	$ 50,200	$0	$0	10,000	$0	$15,987
Executive Vice President, Chief Credit Officer	2003	$100,160	$ 55,000	$0	$0	36,104	$0	$ 6,596
Mitchell J. Hagstrom,	2004	$103,157	$ 41,300	$0	$0	10,000	$0	$19,716
Executive Vice President,	2003	$ 99,202	$ 38,000	$0	$0	9,375	$0	$18,260
Director of Lane Cnty Operations	2002	$ 92,070	$ 20,000	$0	$0	8,334	$0	$14,291
Daniel J. Hempy	2004	$161,140	$ 62,900	$0	$0	10,000	$0	$25,471
Executive Vice President,	2003	$157,923	$ 42,000	$0	$0	10,929	$0	$16,604
Director of Portland Operations	2002	$ 90,537	$ 55,000	$0	$0	66,666(8)	$0	$ 4,912
Michael Reynolds	2004	$ 99,624	$ 39,000	$0	$0	10,000	$0	$14,885
Executive Vice President,	2003	$ 96,266	$ 37,000	$0	$0	7,500	$0	$15,558
Chief Financial Officer	2002	$ 92,514	$ 16,000	$0	$0	8,334	$0	$11,266

1. Includes 2004 director and committee fees of $17,600 paid to Mr. Brown.

2. Bonus accrued during the 2004 fiscal year and paid in 2005. Includes 2004 director bonus of $7,770 earned by Mr. Brown.

3. Includes an employment inducement paid to Mr. Busse in 2003.

4. Does not include amounts attributable to miscellaneous benefits received by executive officers, including the use of company-owned automobiles and the payment of certain club dues. In the opinion of management, the costs to the Bank of providing such benefits to any individual executive officer during the year ended December 31, 2004 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.

5. Adjusted to reflect the September 2004 5-for-4 and September 2003 4-for-3 stock splits.

6. Includes contributions accrued by the Bank during 2004 for the benefit of Messrs. Brown, Busse, Hagstrom, Hempy, and Reynolds in the amounts of $18,914, $6,474, $10,519, $16,436 and $10,162, respectively, pursuant to the Bank's 401(k) Profit Sharing Plan.

7. Includes insurance premiums paid by the Bank during 2004 on behalf of Messrs. Brown, Busse, Hagstrom, Hempy and Reynolds in the amounts of $7,771, $9,513, $9,198, $9,035, and $4,724, respectively.

8. During 2002, Mr. Hempy was granted 33,333 shares that conditionally vested only if certain growth objectives related to Portland market deposit and loan totals were met prior to June 30, 2004. The specific growth objectives were not achieved prior to the vesting date, and during 2004 the options expired without exercise.

Stock Option Plans

The Company maintains an Incentive Stock Option Plan for the benefit of employees of the Bank. The Company's Compensation Committee administers the plan. Under the terms of the plan, the committee may grant employees of the Bank options in the form of "incentive" or "non-qualified" stock options to purchase shares of the Company's Common Stock at a purchase price of not less than the greater of (i) 100% of the fair market value; or (ii) the net book value of such stock on the date of the grant (in the case of an incentive stock option, the price may not be less than the fair market value). The options have a term not exceeding ten years from the date the option is granted.

In 1999, the Board adopted and the shareholders approved the current 1999 Employee Stock Option Plan ("1999 Plan"). The 1999 Plan provides for the grant of up to 500,000, (916,667 split-adjusted), shares of the Company's Common Stock. At the 2003 Annual Meeting the shareholders approved an amendment to the 1999 Plan to increase the number of shares available under the plan by an additional 500,000, (833,333 split-adjusted), shares.

At December 31, 2004, 602,901 shares remained available for issuance under the amended 1999 Plan, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in the capitalization of the Company.

Stock Option Grants. The following table sets forth certain information concerning individual grants of stock options under the stock option plans awarded to the named officers during the year ended December 31, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	**Options Granted(1)**	**% of Total Options Granted to Employees in Fiscal Year**	**Exercise Price(1)**	**Expiration Date**	**5%**	**10%**
Hal M. Brown	12,000(2)	5.37%	$16.30	12-14-09	$54,041	$119,416
Roger Busse	10,000(2)	4.48%	$16.30	12-14-09	$45.034	$ 99,513
Mitchell J. Hagstrom	10,000(2)	4.48%	$16.30	12-14-09	$45,034	$ 99,513
Daniel J. Hempy	10,000(2)	4.48%	$12.78	05-24-09	$35,304	$ 78,012
Michael Reynolds	10,000(2)	4.48%	$16.30	12-14-09	$45,034	$ 99,513

1. The number of shares granted and the exercise price have been adjusted to reflect the 5-for-4 stock split of September 2004.

2. Options granted vest over a four-year period, with 25% of the shares vesting on each of the first, second, third, and fourth anniversaries of the grant date.

Stock Option Exercises. The table below sets forth certain information concerning exercises of stock options pursuant to the Company's stock option plans by the named executive officers during the year ended December 31, 2004 and stock options held at year-end.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION VALUES

Name	Shares Acquired on Exercise(1)	Value Realized	Number of Unexercised Options at Year End		Value of Unexercised Options at Year End(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Hal M. Brown	0	$ 0	41,977	33,731	$373,927	$136,113
Roger Busse	16,666	$47,165	2,344	27,031	$ 9,223	$ 88,761
Mitchell J. Hagstrom	10,250	$71,284	15,311	23,398	$111,432	$ 70,963
Daniel J. Hempy	0	$ 0	25,026	29,235	$212,502	$180,324
Michael Reynolds	9,166	$64,551	6,043	21,625	$ 38,388	$ 62,464

1. Shares acquired have been adjusted to reflect the September 2004, 5-for-4 stock split.

2. On December 31, 2004, the closing market price of the Common Stock was $ 15.75. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be "in-the-money" and are considered to have a value equal to the difference between the estimated market price and the exercise price of the stock option multiplied by the number of stock option shares.

Executive Agreements

Hal Brown Employment Agreement. During 2002, the Bank and Company entered into an Employment Agreement ("Agreement") with Hal Brown, who was elected to the Board of Directors and appointed President and Chief Executive Officer in 2002. The initial Agreement was for a term of three years, expiring on April 30, 2005. Annually, unless action is taken by the board otherwise, the term of the Agreement is extended for an additional one-year period, reestablishing a term of three years. The board took no such action during 2004, resulting in an extension of the original expiration date to April 30, 2007. Under the terms of the Agreement, Mr. Brown received an initial annual salary in the amount of $175,000 (Mr. Brown's current salary is $185,275) and a cash bonus opportunity based on the Bank's 401(k)/bonus formula in effect at that time. In the event Mr. Brown is terminated before the term ends for "good reason" or by the Company or the Bank, without "cause," Mr. Brown will be entitled to receive compensation (including any bonus earned) and benefits in the amounts that they would have received had they been employed, for a period of 12 months from the date of termination. In addition, the Agreements provide for severance payments in the event employment is terminated (i) voluntarily or involuntarily within one year after a change in control (as defined); or (ii) involuntarily within one year prior to the occurrence of a change of control. In the event of a change in control, executive will be eligible to receive a lump sum payment equal to a multiple of two and one half times of the executive's highest compensation received during any of the most recent three calendar years prior to or simultaneous with the change in control; and in the case of an involuntary termination following a change of control, the continuation of certain benefits, including portions of medical and dental insurance premiums, for a period of one year.

Daniel J. Hempy Employment Agreement. During 2002, the Bank and Company entered into an Employment Agreement ("Agreement") with executive officer Daniel J. Hempy. The Agreement is for a term of three years, expiring on May 23, 2005. Under the terms of the Agreement, Mr. Hempy received an initial annual salary in the amount of $155,000 (Mr. Hempy's current salary is $160,980) and a 2002 cash bonus of $55,000. Beginning in 2003, Mr. Hempy's bonus opportunity is based on the Bank's 401(k)/bonus formula in effect at that time. Under the Agreement, Mr. Hempy was granted 10,928 and 8,294 incentive stock options in 2003 and 2004, respectively. In the event Mr. Hempy resigns before the term ends for "good reason" or is terminated by the Company or the Bank without "cause," Mr. Hempy will be entitled to receive compensation (including any bonus earned) and benefits in the amounts that they would have received had they been employed, for a period of 12 months from the date of termination. In addition, the Agreements provide for severance payments in the event employment is terminated (i) voluntarily or involuntarily within one year after a change in control (as defined); or (ii) involuntarily within one year prior to the occurrence of a change of control. In the event of a change in control, executive will be eligible to receive a lump sum payment equal to a multiple of two times of the executive's highest compensation received during any of the most recent three calendar years prior to or simultaneous with the change in control; and in the case of an involuntary termination following a change of control, the continuation of certain benefits, including portions of medical and dental insurance premiums, for a period of one year.

Executive Severance Agreements. The Bank has entered into Executive Severance Agreements with certain of its executive officers. Under these agreements, the executive is entitled to receive severance payments in the event his or her employment is terminated (i) voluntarily or involuntarily within three years after a change in control (as defined); or (ii) involuntarily within two years prior to the occurrence of a change in control. Under the terms of these agreements, Messrs. Hagstrom and Reynolds would be eligible to receive a lump sum payment equal to the executive's highest compensation received during any of the most recent three calendar years prior to or simultaneous with, the change in control; and Mr. Busse would be eligible to receive an amount equal to one and one-half times the executive's highest compensation received during any of the most recent three calendar years prior to or simultaneous with, the change in control.

401(k) Profit Sharing Plan

The Bank has a 401(k) Profit Sharing Plan ("401(k) Plan") covering substantially all employees. An employee must be at least 18 years of age and have one year of service with the Bank to be eligible for the 401(k) Plan ("Effective Date"). Under the 401(k) Plan, participants may defer a percentage of their compensation, the dollar amount of which may not exceed the limit as governed by law. At the discretion of the Board, the Bank may also elect to pay a discretionary matching contribution equal to a percentage of the amount of the salary deferral made by the participant. The 401(k) Plan provides that contributions made are 100% vested immediately upon the participant's Effective Date. During 2004, the amount accrued by the Bank for the benefit of employees under the 401(k) Plan totaled $489,384. The Bank acts as the Plan Administrator of the 401(k) Plan. The 401(k) Plan's trustees determine general investment options. The 401(k) Plan participants make specific investment decisions.

Compensation Committee Report

The following is a report of the Compensation Committee of the Board of Directors, which is responsible for establishing and administering the Company's Executive and Director Compensation Programs. The Board of Directors has determined that all of the members of the Compensation Committee meet the independence requirements as defined under the Nasdaq listing standards. The Committee operates under a formal written charter approved by the Committee and adopted by the Board of Directors, and the charter is available for review on the Company's Website by clicking on the *Corporate Governance* link within the *Investor Relations* section on the Company's home page (www.therightbank.com). The following report includes specific matters relating to compensation during the year 2004.

Compensation Philosophy and Objectives. The philosophy underlying the development and administration of the Company's annual and long-term compensation plans align the interests of the shareholders with those of executive management. The key elements of this philosophy are designed to enhance overall shareholder value and to:

- Attract and retain highly qualified executive officers;
- Establish compensation plans which deliver salary and incentive based compensation proportionate to the Company's performance, as measured by operating, financial and strategic objectives; and

- Provide significant equity-based incentives for executives to ensure that they are motivated over the long-term to respond to the Company's business challenges and opportunities as owners.

Components of Executive Compensation. The Company structures executive base salaries to be competitive within the marketplace, both for similarly sized financial institutions and similarly complex organizations regardless of industry. Additional incentive based compensation is provided to recognize and reward individual and Company performance relative to certain Company objectives. The Company objectives are a combination of operating, financial and strategic goals that are considered to be critical to the Company's goal of building long-term shareholder value. Specific measurements include loan and deposit growth, asset quality, return on average assets, return on average equity, operating income, growth in earnings per share and regulatory ratings. Other factors considered in making executive compensation determinations include customer satisfaction, new business creation, total stockholder return, the development of employees and the fostering of teamwork and other Company values.

Incentive based compensation programs include annual performance based bonus opportunities, stock option grants, and employer contributions to the 401(k)/Profit Sharing Plan. The Company's incentive bonus program is administered by the Compensation Committee. Dollars for the bonus program are accumulated based on the earnings of the Company. For the year 2004, annual bonus opportunities were accrued as a percent of the executive's base salary and awarded depending on individual performance and the Company's results related to the accomplishment of specific strategic goals.

The Company's current long-term incentive program consists of the amended 1999 Stock Option Plan and is administered by the Compensation Committee. The Committee believes executives who own shares of the Company's Common Stock are more closely aligned with the long-term objectives of all shareholders. Stock option grants are established at the then value of the Company's Common Stock, thereby providing an incentive for executives to build shareholder value. Executives receive value from these grants if the Company's Common Stock appreciates over the term of the grant. When granting stock options the Committee considers the dilutive effect such grants have on existing shareholder ownership. Factors such as overhang ratios and run rates are evaluated against other public companies of comparable size and/or industry.

The Company's 401(k)/Profit Sharing Plan provides additional performance incentive. Company employer matches are discretionary and are administered by the Compensation Committee. Eligible employees may contribute a portion of their salary as a 401(k) contribution. Annually the Committee determines the degree to which eligible contributions are matched. The Committee has historically tied the employer match percentage to bank performance, specifically to the return on average assets.

The Company does not currently offer any deferred compensation plans or defined retirement benefits.

Compensation for the Chief Executive Officer. Hal Brown has served as President, Chief Executive Officer and Director of the Company since July 2002. The Compensation Committee used the executive compensation factors described above to determine Mr. Brown's compensation for 2004. Considering all factors, which were not specifically weighted, during 2004 the Committee recommended, and the Board approved, an adjustment in Mr. Brown's salary, awarded a 2004 performance bonus, and granted a stock option. At December 31, 2004 Mr. Brown's salary is $185,275. Mr. Brown received an incentive bonus payment in the amount of $98,200 (expensed in 2004, but paid in 2005). During 2004, Mr. Brown was granted a five-year option to acquire 12,000 shares of Company stock. In addition to his compensation as President and Chief Executive Officer, Mr. Brown received compensation as a director, and for 2004 his director fees and director bonus totaled $25,370. The Committee has concluded that beginning in 2005, only outside directors will participate in director compensation plans. Therefore, for the year beginning 2005, Mr. Brown will no longer receive director fees or director bonus compensation.

Compensation Committee
Donald G. Montgomery (Chairman)
Michael S. Holcomb
John Rickman
Ronald F. Taylor

Audit Committee Report

The following is a report of the Audit Committee of the Board of Directors, which is responsible for establishing and administering the Company's internal controls. The Board of Directors has determined that all of the members of the Audit Committee meet the independence requirements as defined under the Nasdaq listing standards. The Board of Directors has determined that director Krahmer meets the definition of "audit committee financial expert." The Committee operates under a formal written charter approved by the Committee and adopted by the Board of Directors, and the charter is available for review on the Company's Website by clicking on the *Corporate Governance* link within the *Investor Relations* section on the Company's home page (www.therightbank.com).

The Audit Committee has met and held discussions with management and the Company's independent accountants. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee has reviewed and discussed the audited consolidated financial statements with management and the independent accountants. The Committee has also discussed with the independent accountants matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The independent accountants also provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent accountants that firm's independence.

Based on the Committee's review of the audited consolidated financial statements and the various discussions with management and the independent accountants noted above, the Committee determined to include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

During 2004 the Audit Committee entertained proposals for independent auditor and tax preparation services. After reviewing the specific proposals and conducting due diligence the Committee selected Moss Adams, LLP to be the independent auditors for the Company beginning in fiscal year 2005, replacing Zirkle, Long, Trigueiro & Ward, LLC, Certified Public Accountants who have completed the 2004 annual report filed on Form 10-K and the preparation of the Company's 2004 tax return.

Audit Committee
Donald L. Krahmer, Jr., (Chairman)
Donald A. Bick
Michael S. Holcomb
Michael Holzgang
Ronald F. Taylor

Corporate Governance/Nominating Committee Report

The following is a report of the Corporate Governance/Nominating Committee of the Board of Directors, which is responsible for the Company's review and consideration of corporate governance standards and for establishing the annual ballot for director nominees. The Board of Directors has determined that all of the members of the Corporate Governance/Nominating Committee meet the independence requirements as defined under the Nasdaq listing standards. The Committee operates under a formal written charter approved by the Committee and adopted by the Board of Directors, and the charter is available for review on the Company's Website by clicking on the *Corporate Governance* link within the *Investor Relations* section on the Company's home page (www.therightbank.com).

The Corporate Governance/Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics new Board members should possess as well as the composition of the Board as a whole. This review includes an assessment of the absence or presence of material relationships with the Company which might impact independence, as well as consideration of diversity, skills, experience, time available and the number of other boards the member sits on in the context of the needs of the Board and the Company, and such other criteria as the Committee shall determine to be relevant at the time. The Corporate Governance/Nominating Committee recommends nominees for directorships to the Board in accordance with the foregoing and the policies and principles in its charter.

Philosophy and Responsibilities. The key elements of the philosophy underlying director responsibilities are:

- The Board will have a majority of outside directors.
- All outside directors will, in the business judgment by the Board, meet the criteria for independence required by Nasdaq for continued listing and all other applicable legal requirements.
- The Board believes in the separation of the offices of Chairman and the Chief Executive Officer.
- The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company. In discharging that obligation, directors are entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.
- Directors are expected to attend Board meetings, the Annual Meeting of Shareholders, and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Director Candidates: The Committee will recommend to the board the number of director positions required for the forthcoming year. When considering director nominations the Corporate Governance/Nominating Committee will give equal consideration to director candidates nominated by shareholders and the Committee's own candidates, provided that the shareholder recommendations are made in accordance with the procedures described in this Proxy Statement under "INFORMATION CONCERNING SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS." Candidates will be interviewed by the Committee (any expenses are the responsibility of the candidate) to evaluate the candidate's competencies, business acumen, community visibility, Company share ownership, and such other criteria as the Committee shall determine to be relevant at the time. Current directors standing for reelection are not required to participate in an interview process.

Nominees for Director. In considering the director slate to be recommended to shareholders at the 2005 Annual Meeting of Shareholders, the Committee recommended retaining the current number of directors at ten. Three director terms expire in 2005 and current directors Holcomb, Montgomery and Krahmer have expressed a desire to continue service. The Committee recommended to the board that all three current directors be nominated for reelection with three-year terms to expire in 2008.

Corporate Governance/Nominating Committee
Michael Holzgang (Chairman)
Donald L. Krahmer, Jr.
Robert A. Ballin
Donald G. Montgomery
John Rickman

Stock Performance Graph



$350
$300
$250
$200
$150
$100
$50
$0
Value
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
PCB (PCBK)
S&P 500
Russell 2000 Index
SNL $500-$1B Bank
SNL $250-$500M Bank

The above line graph and table below compares the total cumulative shareholder return on the Company's Common Stock, based on reinvestment of all dividends, to the cumulative total returns of the Standard & Poor's S&P Composite 500 Index, Russell 2000 Index, SNL Securities $500 to $1 Billion Bank Asset Size Index, and SNL Securities $250 to $500 Million Bank Asset Size Index. The graph assumes $100 invested on December 31, 1999, in the Company's Common Stock and each of the indices.

In subsequent years, the Company will replace the S&P 500 Index with the Russell 2000 Index because the Russell 2000 Index more closely resembles the Company's market capitalization size compared to the S&P 500 Index. The Company will also replace the SNL $250-$500 Million Bank Index with the SNL $500-$1 Billion Bank Asset Size Index since the Company has exceeded the $500 million asset size threshold.

	December 31, 2004					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
PCB (PCBK)	$100	$70	$113	$133	$199	$251
S&P 500	$100	$91	$ 80	$ 63	$ 81	$ 89
Russell 2000 Index	$100	$97	$ 99	$ 79	$116	$138
SNL $500-$1B Bank	$100	$96	$124	$159	$229	$259
SNL $250-$500M Bank	$100	$96	$137	$176	$255	$289

TRANSACTIONS WITH MANAGEMENT

The Bank has had, and expects to have in the future, banking transactions, including loans, in the ordinary course of business with directors, executive officers, and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, which transactions do not involve more than the normal risk of collection or present other unfavorable features. All such loans were made in the ordinary course of the Bank's business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and in the opinion of management, do not involve any undue credit risk to the Bank.

COMPLIANCE WITH SECTION 16(a) FILING REQUIREMENTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, ("Section 16(a)") requires that all executive officers and directors of the Bank and all persons who beneficially own more than 10 percent of the Company's Common Stock file reports with the Securities and Exchange Commission with respect to beneficial ownership of the Company's Securities. The Company has adopted procedures to assist its directors and executive officers in complying with the Section 16(a) filings.

Based solely upon the Company's review of the copies of the filings which it received with respect to the fiscal year ended December 31, 2004, or written representations from certain reporting persons, the Company believes that all reporting persons made all filings required by Section 16(a) on a timely basis.

AUDITORS

Zirkle Long Trigueiro & Ward LLC, Certified Public Accountants, performed the audit of the consolidated financial statements for the Company for the year ended December 31, 2004. Representatives of Zirkle Long Trigueiro & Ward LLC will be present at the Annual Meeting, and will have the opportunity to make a statement if they so desire. They also will be available to respond to appropriate questions.

The Audit Committee of the Board of Directors of Pacific Continental Corporation ("the Company") approved a change in auditors. At a meeting of the Audit Committee held on November 9, 2004, the Audit Committee appointed Moss Adams LLP to serve as the Company's independent public accountants, effective January 1, 2005. Moss Adams LLP will replace Zirkle Long Trigueiro & Ward L.L.C. ("ZLT & W"). Pursuant to written notice dated November 8, 2004, ZLT & W has declined to stand for re-appointment after completion of the current audit. ZLT & W will complete the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2004.

ZLT & W performed audits of the consolidated financial statements for the two years ended December 31, 2003 and 2002. Their reports did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two years ended December 31, 2003 and 2002 and from December 31, 2003 through November 8, 2004, the effective date of ZLT & W's notice that it has declined to stand for re-appointment, there have been no disagreements between the Company and ZLT & W on any matter of accounting principles or practice, financial statement disclosure, or auditing scope of procedure, which disagreements would have caused ZLT & W to make reference to the subject matter of such disagreements in connection with its report.

During the two years ended December 31, 2003 and 2002, and from December 31, 2003 through November 8, 2004, the effective date of ZLT & W's notice that it has declined to stand for re-appointment, ZLT & W did not advise the Company of any of the following matters:

1. That the internal controls necessary for the Company to develop reliable financial statements did not exist;

2. That information had come to ZLT & W's attention that had led it to no longer be able to rely on management's representations, or that had made it unwilling to be associated with the financial statements prepared by management;

3. That there was a need to expand significantly the scope of the audit of the Company, or that information had come to ZLT & W's attention during the two years ended December 31, 2003 and 2002, and from December 31, 2003 through November 8, 2004, that if further investigated: (i) may materially impact the fairness or reliability of either: a previously-issued audit report or underlying financial statements; or the financial statements issued or to be issued covering the fiscal periods

subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) may cause it to be unwilling to rely on management's representations or be associated with the Company's financial statements and that, due to its determination to not stand for re-appointment, or more any other reason, ZLT & W did not so expand the scope of its audit or conduct such further investigation; or

4. That information had come to ZLT & W's attention that it had concluded materially impacted the fairness or reliability of either: (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and that, due to ZLT & W's determination to not stand for re-appointment, or for any other reason, the issue has not been resolved to ZLT & W's satisfaction prior to its determination to not stand for re-appointment.

ZLT & W has furnished a letter to the SEC dated November 8, 2004 stating that it agrees with the above statements, a copy of which is attached as Exhibit 16.

During the two years ended December 31, 2003 and 2002 and from December 31, 2003 through November 9, 2004, the date on which Moss Adams LLP was engaged to be the Company's independent accountant, neither the Company nor anyone on its behalf had consulted Moss Adams LLP with respect to any accounting or auditing issues involving the Company. In particular, there was no discussion with the Company regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the financial statements, or any related item.

Fees Paid to Independent Auditors

During the fiscal years ending December 31, 2003 and 2004, fees paid by the Company to Zirkle Long Trigueiro & Ward LLC consisted of the following:

Audit Fees. The aggregate fees billed to the Company by Zirkle Long Trigueiro & Ward LLC for professional services rendered in connection with the audit of our financial statements and review of financial statements included in the Company's Form 10-Q's or services to the Company in connection with statutory or regulatory filings or engagements for the fiscal year ended December 31, 2004 totaled $65,465 and for the fiscal year ended December 31, 2003 totaled $74,810.

Audit-Related Fees. The aggregate audit-related fees billed to the Company by Zirkle Long Trigueiro & Ward LLC for the fiscal year ended December 31, 2004 totaled $15,986 and for the fiscal year ended December 31, 2003 totaled $7,329. Audit-related fees were principally in connection with the audit of the Company's 401(K) Profit Sharing Plan and collateral verifications for Federal Home Loan Bank borrowings.

Tax Fees. The aggregate fees billed to the Company by Zirkle Long Trigueiro & Ward LLC for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2004 totaled $9,571 and for the fiscal year December 31, 2003 totaled $9,257.

Section 404 Fees. The aggregate fees billed to the Company by Zirkle Long Trigueiro & Ward LLC for SOX 404 internal control attestation services for the fiscal year ended December 31, 2004 totaled $19,216.

All Other Fees. No other fees were billed to the Company by Zirkle Long Trigueiro & Ward LLC in 2004 or 2003.

For the fiscal year 2004 the Audit Committee considered and deemed the services provided by Zirkle Long Trigueiro & Ward LLC compatible with maintaining the principal accountant's independence.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, compliance services, consulting services and other services. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval. The Audit Committee may delegate pre-approval to one or more of its members. Such a member must report any decisions to the Audit Committee at the next scheduled meeting.

OTHER BUSINESS

The Board of Directors knows of no other matters to be brought before the shareholders at the Annual Meeting. In the event other matters are presented for a vote at the Meeting, the Proxy holders will vote shares represented by properly executed Proxies in their discretion in accordance with their judgment on such matters.

At the Meeting, management will report on the Company's business and shareholders will have the opportunity to ask questions.

INFORMATION CONCERNING SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Shareholders may submit proposals for consideration at future annual shareholder meetings, including director nominations.

Shareholder Proposals. In order for a shareholder proposal to be considered for inclusion in the Company's Proxy Statement for next year's annual meeting, the written proposal must be received by the Company no later than November 17, 2005 and should contain such information as is required under the Company's Bylaws. Such proposals need to comply with the SEC's regulations regarding the inclusion of shareholder proposals in Company-sponsored proxy materials. No shareholder proposal from the floor will be considered at the annual meeting. In addition, if we receive notice of a shareholder proposal after January 31, 2006, the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such shareholder proposal.

Director Nominations. The Company's Bylaws provide for the nomination of director candidates by Company shareholders. In order to recommend that the Corporate Governance/Nominating Committee consider a person for inclusion as a director nominee in the Company's proxy statement for next year's annual meeting, the Company must receive a recommendation no later than November 17, 2005. In addition, the notice of recommendation must meet all other requirements contained in the Company's Bylaws. Such recommendation should be sent to the attention of the Secretary of the Company, and should contain the following information: (a) the name and address of each proposed nominee and the number of shares of Company stock held by such nominee; (b) the principal occupation of each proposed nominee; (c) a description of any arrangements or understandings between the nominee and the nominating shareholder pursuant to which the nomination is being made; (d) your name and address; (e) the number of shares of Company stock that you own; and (f) a consent of the nominee agreeing to the nomination. The presiding officer of the meeting may disregard your nomination if it does not contain the above information and otherwise meet the requirements set forth in the Company's Bylaws.

Copy of Bylaw Provisions. You may contact the Company's Corporate Secretary at the Company's main office for a copy of the relevant Bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

AVAILABLE INFORMATION

The Company currently files periodic reports and other information with the SEC. Such information and reports may be obtained as follows:

- Read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D. C. 20549. (You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.)
- On the SEC Internet site at www.sec.gov.
- Accessing the Bank's website at www.therightbank.com. Additional information, including recent press releases, is also available on the Bank's Website.

REPORTS TO SHAREHOLDERS

A copy of the 2004 Annual Report on Form 10-K is included with this Proxy Statement. Written requests for the Company's Annual Report or Quarterly Reports or other information requests should be addressed to Michael Reynolds, Executive Vice President and Chief Financial Officer of Pacific Continental Bank, at P.O. Box 10727, Eugene, Oregon 97440-2727.

By Order of the Board of Directors



HAL BROWN
President and
Chief Executive Officer

Eugene, Oregon
March 17, 2005

SECURITIES & EXCHANGE COMMISSION
Washington D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

Commission file number 0-30106

Pacific Continental Corporation
(Exact name of registrant as specified in its charter)

Oregon	**93-1269184**
(State of Incorporation)	*(IRS Employer Identification No)*

111 West 7th Avenue
Eugene, Oregon 97401
(Address of principal executive offices)

(541) 686-8685
(Registrant's telephone number)

Securities registered pursuant to 12(b) of the Act:
None

Securities registered pursuant to 12(g) of the Act:
No Par Value Common Stock

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Check if there is no disclosure of delinquent filers in response to item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined by Exchange Act Rule 12b-2). Yes ☑ No ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant at June 30, 2004 (the last business day of the most recent second quarter) was $96,865,902 based on the closing price as quoted on the NASDAQ National Market on that date.

The number of shares outstanding of each of the registrant's classes of common stock, as of February 16, 2005, was 8,695,523 shares of no par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference information from the registrant's definitive proxy statement for the 2005 annual meeting of shareholders.

PACIFIC CONTINENTAL CORPORATION

FORM 10-K
ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Pacific Continental Corporation (the "Company" or the "Registrant") is an Oregon corporation and registered bank holding company located in Eugene, Oregon. The Company was organized on June 7, 1999, pursuant to a holding company reorganization of Pacific Continental Bank, its wholly owned subsidiary.

The Company's principal business activities are conducted through its full-service commercial bank subsidiary, Pacific Continental Bank (the "Bank"), an Oregon state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2004, the Bank had facilities in seven Oregon cities and operated ten full-service offices and two consumer finance lending offices.

Results

For the year ended December 31, 2004, the operations of the Company on a combined basis earned net income of $7.9 million or $0.90 per diluted share. At December 31, 2004, the consolidated equity of the Company was $49.4 million with 8.7 million shares outstanding and a book value of $5.71 per share. Total assets were $516.7 million. Loans, including loans held for sale, net of allowance for loan losses, were $453.8 million at December 31, 2004 and represented 88% of total assets. Deposits totaled $403.8 million at year-end 2004. For more information regarding the Company's results, see "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Financial Statements and Supplementary Data" in sections 7 and 8 of this Form 10-K.

THE BANK

General

The Bank commenced operations on August 15, 1972. At December 31, 2004, the Bank operated ten banking offices and two consumer finance lending offices in Oregon. The Bank specializes in meeting the deposit and lending needs of community-based businesses, professional service groups and not-for-profit organizations. More information on the Bank and its banking services can be found on its website www.therightbank.com. The Bank operates under the banking laws of the State of Oregon and the rules and regulations of the FDIC.

Primary Market Area

The Bank's markets consist of Lane, Multnomah, Washington, and Clackamas Counties in the State of Oregon and Clark County in Southwest Washington State. The Bank has ten full-service offices and two consumer finance offices. The Bank has seven full-service offices and one consumer finance lending office in Lane County, two full-service offices in Washington County, one full-service office in Multnomah County and one consumer finance office in Coos County. Within Lane County, the Bank has its administrative office and four branch offices and one consumer finance lending office in Eugene, one branch office in Springfield, and one branch office in Junction City. Within Washington County, the Bank has a branch office in Beaverton and one branch office in Tualatin. Within Multnomah County, the Bank has one branch office in Portland. Within Coos County, the Bank has one consumer finance lending office.

Competition

The Bank competes with a number of commercial banks, savings banks, and credit unions. Commercial banking within the State of Oregon is highly competitive for both deposits and loans. The Bank differentiates itself by providing superior levels of service for its selected client base. The Bank focuses on community-based businesses, professional service groups, and not-for-profit organizations in addition to local construction lending.

Services Provided

Lending Activities

The Bank emphasizes two areas of lending within its primary market area: loans to community-based businesses, professional service groups, not-for-profit organizations and loans to builders for the construction of commercial facilities and single-family residences.

Commercial loans, secured and unsecured, are made primarily to professionals, community-based businesses, and not-for-profit organizations operating in primary service areas. These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes. The Bank also originates Small Business Administration ("SBA") loans and has a preferred lender status with the SBA.

Within its primary markets, the Bank also concentrates on construction loan financing for commercial facilities and for pre-sold, custom, and speculative home construction. The major thrust of residential construction lending is for the construction of single-family residences. The Bank also finances requests for duplexes and other multi-family residences.

Fixed-rate and variable rate residential mortgage loans are offered through the Bank's mortgage loan department. Most residential mortgage loans originated are sold in the secondary market along with the mortgage loan servicing rights.

The Bank makes secured and unsecured loans to individuals for various purposes including purchases of automobiles, mobile homes, boats, and other recreational vehicles, home improvements, education, and personal investment.

The Bank offers credit card services to its business customers. The Bank uses an outside vendor for credit card processing. In addition, the Bank provides merchant bankcard processing services to the Bank's business customers through an outside processor.

The Board of Directors has approved specific lending policies and procedures for the Bank and management is responsible for implementation of the policies. The lending policies and procedures include guidelines for loan term, loan-to-value ratios, collateral appraisals, and interest rates. The loan policies also vest varying levels of loan authority in management, the Bank's Loan Committee, and the Board of Directors. Bank management monitors lending activities through management meetings, weekly loan committee meetings, monthly reporting, and periodic review of loans by third-party contractors.

The Bank has a Consumer Finance Division and operates under the business name Pacific Continental Finance. At December 31, 2004, this division had approximately $9.1 million in outstanding loans. This division of the Bank makes primarily secured loans to individuals for various purposes including automobiles, mobile homes, boats, and home improvements or home equity loans. A small percentage of loans made by this division are unsecured. The majority of loans made by the Consumer Finance Division are classified as sub-prime lending and have yields appropriate to the credit risk assumed.

Deposit Services

The Bank offers a full range of deposit services that are typically available in most banks and savings banks, including checking accounts, savings, money market accounts, and time deposits. The transaction accounts and time deposits are tailored to the Bank's primary market area at rates competitive with those offered in the area. Additional deposits are generated through national networks for institutional deposits. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.

The Bank has invested in image technology for the processing of checks. The Bank was the first financial institution in Lane, Multnomah, Clackamas, and Washington Counties to offer this service. In addition, the Bank allows 24-hour customer access to deposit and loan information via telephone and on-line cash management products.

Other Services

The Bank provides other traditional commercial and consumer banking services, including safe deposit services, debit and ATM cards, ACH transactions, savings bonds, cashier's checks, travelers checks, notary services and others. The Bank is a member of the Star and Plus ATM networks and utilizes an outside processor for the processing of these automated transactions.

Employees

At December 31, 2004, the Bank employed 190 full-time equivalent employees. None of these employees are represented by labor unions. A number of benefit programs are available to eligible employees, including group medical plans, paid sick leave, paid vacation, group life insurance, 401(k) plans, and stock option plans.

Supervision and Regulation

General

We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot accurately predict the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Federal Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must file reports with the Federal Reserve and must provide it with such additional information as it may require.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As an Oregon corporation, the Company is subject to certain limitations and restrictions under applicable Oregon corporate law. For example, state law restrictions in Oregon include limitations and restrictions relating to lending limits related to individual borrowers, indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Pacific Continental Bank

General. The Bank is an Oregon commercial bank operating in Oregon with deposits insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Oregon Department of Consumer and Business Services and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking And Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. FDIC regulations prohibit banks from using their interstate branches primarily for deposit production. The FDIC has implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Oregon enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions, subject to certain "aging" requirements. Oregon restricts an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within the state, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within the state.

Deposit Insurance

The Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

The principal source of the Company's cash reserves is dividends received from the Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of average total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") addresses, among other things, accounting fraud and corporate governance matters. The Act establishes a new accounting oversight board to enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. In addition, it also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. In 2004, we were required for the first time to comply with the requirements of Section 404 of the Act regarding the Company's system of internal controls over financial reporting, and such compliance resulted in a significant expense for the Company. We anticipate that we will continue to incur additional expense involving ongoing compliance with Section 404 of the Act and the related rules and regulations issued by the SEC and NASDAQ.

Anti-terrorism Legislation

USA Patriot Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") is intended to combat terrorism. Among other things, the USA Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act. While we believe the USA Patriot Act may, to some degree, affect our record keeping and reporting expenses, we do not believe that the Act will have a material adverse effect on our business and operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The Act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

Effects Of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Statistical Information

Selected Quarterly Information

The following chart contains data for the last eight quarters ending December 31, 2004. All data, except per share data, is in thousands of dollars.

YEAR	2004				2003			
QUARTER	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest income	$8,235	$7,492	$6,894	$6,714	$6,809	$6,501	$6,742	$6,477
Interest expense	1,341	1,100	1,012	1,020	1,049	1,065	1,102	1,093
Net interest income	6,894	6,392	5,972	5,694	5,760	5,436	5,640	5,384
Provision for loan loss	200	125	75	100	100	0	200	600
Noninterest income	1,102	1,132	1,152	1,077	1,116	1,297	1,167	1,366
Noninterest expense	4,201	4,065	3,898	3,877	3,879	3,744	3,779	3,800
Net income	2,219	2,058	1,948	1,724	1,795	1,847	1,743	1,446
PER COMMON SHARE DATA								
Net income (basic) (1)	$ 0.26	$ 0.24	$ 0.22	$ 0.20	$ 0.21	$ 0.22	$ 0.20	$ 0.18
Cash dividends (1)	$ 0.06	$0.064	$0.064	$0.064	$ .06	$ .054	$ .054	$ .054

(1) All current year and prior year per share data has been retroactively adjusted for 4-for-3 and 5-for-4 stock splits in September 2003 and September 2004, respectively.

Investment Portfolio

The following chart contains information regarding the Company's investment portfolio. All of the Company's investment securities are accounted for as available-for-sale and are reported at estimated market value. The difference between estimated fair value and amortized cost, net of deferred taxes, is a separate component of stockholders' equity.

INVESTMENT PORTFOLIO
ESTIMATED MARKET VALUE

	December 31,		
	2004	2003	2002
	(dollars in thousands)		
US Treasury, US Government agencies and corporations, and agency mortgage-backed securities	$ 6,390	$ 6,477	$ 1,047
Obligations of states and political subdivisions	3,059	2,993	118
Other mortgage-backed securities & corporate notes	18,109	20,559	9,680
Total	$27,558	$30,029	$10,845

The following chart presents the amount of each investment category by maturity date and includes a weighted average yield for each period. Mortgage-backed securities have been classified based on their December 31, 2004 projected average life.

SECURITIES AVAILABLE-FOR-SALE
DECEMBER 31, 2004

	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
US Treasury, US Government agencies and agency mortgage-backed securities	$1,761	3.39%	$19,058	3.85%	$3,679	4.23%	—	—
Obligations of states and political subdivisions	—	—	$ 1,471	3.87%	$1,192	3.36%	$397	3.05%
Total	$1,761	3.39%	$20,529	3.85%	$4,871	4.02%	$397	3.05%

Loan Portfolio

The following tables contain information related to the Company's loan portfolio, including loans held for sale, for the five-year period ending December 31, 2004.

LOAN PORTFOLIO

	December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
Loan Portfolio					
Commercial Loans	$107,538	$ 89,127	$ 94,345	$ 63,058	$ 54,798
Real Estate Loans	341,111	255,150	222,727	169,776	159,481
Loans held for sale	2,072	1,958	5,546	1,924	814
Consumer Loans	10,380	11,424	9,579	9,454	10,582
	461,101	357,659	332,197	244,212	225,675
Deferred loan origination fees	(2,061)	(1,582)	(1,394)	(1,111)	(1,081)
	459,040	356,077	330,803	243,101	224,594
Allowance for loan loss	(5,224)	(5,225)	(4,403)	(3,418)	(2,149)
	$453,816	$350,852	$326,400	$239,683	$222,445

The following table presents loan portfolio information by loan category related to maturity and repricing sensitivity. Variable rate loans are included in the time frame in which the interest rate on the loan could be first adjusted. Nonperforming loans totaling $1,217 are included. Loans held for sale of $2,072 are included in the Real Estate category.

MATURITY AND REPRICING DATA FOR LOANS
December 31, 2004

	Commercial	Real Estate	Consumer	Total
	(dollars in thousands)			
Three months or less	$ 77,542	$138,945	$ 4,542	$221,029
Over three months through 12 months	1,145	5,153	1,882	8,180
Over 1 year through 3 years	9,225	59,642	1,382	70,249
Over 3 years through 5 years	12,388	48,759	1,133	62,280
Over 5 years through 15 years	7,238	90,684	1,441	99,363
Total loans	$107,538	$343,183	$10,380	$461,101

Loan Concentrations

At December 31, 2004, residential construction loans totaled $67,938 and represented 14.73% of outstanding loans. In addition, at December 31, 2004, unfunded loan commitments for residential construction totaled approximately $19,008. At year end there were no nonaccrual loans and no impaired loans in this industry. No other single industry group represents more than 10% of outstanding loans. Approximately 74% of the Bank's loans are secured by real estate. The granular nature of the portfolio, both from industry mix and loan size, continues to disburse risk concentration.

Loans in the hotel/motel industry have contracted to less than 6% of the total loan portfolio at December 31, 2004, a reduction from 6% at the previous fiscal year end. There were no foreclosed or non-accrual hotel/motel properties remaining as of year end. At December 31, 2004, one restructured loan in this industry totaled $1,896 and is performing according to the restructured terms of the loan. Subsequent to the end of the year, this restructured loan returned to full amortization at market interest rates and is no longer classified as restructured. All other hotel/motel loans are performing according to their contractual terms. In view of the uncertainties in the hotel/motel industry, the Company continues to carefully monitor loans made by the Bank in this industry.

	December 31,				
	2004	2003	2002	2001	2000
Nonperforming Assets					
Nonaccrual loans	$1,004	$1,506	$ 6,176	$ 6,049	$ 490
90 or more days past due and still accruing	213	545	359	953	155
Total nonperforming loans	1,217	2,051	6,535	7,002	645
Government guarantees	(101)	(233)	(1,563)	(1,020)	0
Net nonperforming loans	1,116	1,818	4,972	5,982	645
Foreclosed assets	262	411	864	0	385
Total nonperforming assets	$1,378	$2,229	$ 5,836	$ 5,982	$1,030
Nonperforming assets as a percentage of of total assets	0.27%	0.52%	1.54%	1.93%	0.35%

If interest on nonaccrual loans had been accrued, such income would have been approximately $98, $159, and $446, respectively, for years 2004, 2003 and 2002.

Allowance for Loan Loss

The following chart presents information about the Company's allowances for loan loss. The Company does not allocate the allowance among specific loan types or categories. Management evaluates the allowance monthly and considers the amount to be adequate to absorb possible loan losses.

ALLOWANCE FOR LOAN LOSS

	December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands)				
Allowance for loan losses					
Balance at beginning of year	$5,225	$ 4,403	$ 3,418	$2,149	$ 2,448
Charges to the allowance					
Real estate loans	(79)	(843)	(4,138)	(54)	(336)
Consumer loans	(269)	(104)	(123)	(99)	(208)
Commercial	(168)	(238)	(542)	(121)	(1,185)
Total charges to the allowance	(516)	(1,185)	(4,803)	(274)	(1,729)
Recoveries against the allowance					
Real estate loans	73	799	49	8	48
Consumer loans	54	15	10	29	7
Commercial	70	103	69	51	35
Total recoveries against the allowance	197	917	128	88	90
Acquisition	0	190	0	0	0
Provisions	500	900	5,660	1,455	1,340
Unfunded commitments*	(182)	0	0	0	0
Balance at end of the year	$5,224	$ 5,225	$ 4,403	$3,418	$ 2,149
Net charge offs as a percentage of total average loans	0.08%	0.08%	1.62%	0.08%	0.72%

* Allowance for unfunded commitments is presented as part of the other liabilities in the balance sheet.

During 2004, the Bank recorded a provision for loan losses of $500 of which $182 was reserved for unfunded loan commitments and recorded in other liabilities. The continued reductions in the loan loss provision over the last two years reflected improving quality of the loan portfolio and related reduction in nonperforming loans. At December 31, 2004, the recorded investment in certain loans totaling $2,799 (net of government guarantees), were considered impaired. Impaired loans at December 31, 2004 consist of $903 in nonaccrual loans and one restructured motel/hotel loan totaling $1,896. A specific related valuation of $510 is provided for these loans and is included in the $5,224 ending allowance at December 31, 2004.

Deposits

Deposits represent a significant portion of the Company's liabilities. Average balance and average rates paid by category of deposit is included in Table I, Average Balance Analysis of Net Interest Earnings, within the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations" included later in this report. The chart below details the Company's time deposits at December 31, 2004. The Company does not have any foreign deposits. Variable rate deposits are listed by first repricing opportunity.

TIME DEPOSITS

	Time Deposits of $100,000 Or more	Time Deposits of less than $100,000	Total Time Deposits
	(dollars in thousands)		
Three months or less	$10,615	$ 6,665	$17,280
Over three months through twelve months	11,148	7,224	18,372
Over one year through three years	3,312	5,212	8,524
Over three years	6,039	1,645	7,684
	$31,114	$20,746	$51,860

Short-term Borrowings

The Company uses short-term borrowings to fund fluctuations in deposits and loan demand. The Company's only subsidiary, Pacific Continental Bank, has access to both secured and unsecured overnight borrowing lines. At December 31, 2004, the Bank had available unsecured and secured borrowing lines totaling $188,000. At December 31, 2004, available unsecured borrowing lines with various correspondent banks and a secured line with the Federal Reserve Bank of San Francisco totaling $59,500 ($49,210 available at December 31, 2004). The Federal Home Loan Bank of Seattle (FHLB) also provides a secured borrowing line using a blanket pledge of commercial real estate loans. The Bank's FHLB borrowing limit at December 31, 2004 was 25% of assets or $129,100 and subject to sufficient collateral and stock investment.

SHORT-TERM BORROWINGS

	2004	2003	2002
	(dollars in thousands)		
Federal Funds Purchased & FHLB Cash Management Advances			
Average interest rate			
At year end	2.75%	1.10%	1.60%
For the year	2.46%	1.59%	2.00%
Average amount outstanding for the year	$12,596	$ 4,066	$ 3,735
Maximum amount outstanding at any month end	$31,790	$21,710	$15,000
Amount outstanding at year end	$31,790	$ 0	$ 9,000

Item 2 *Properties*

The principal properties of the registrant are comprised of the banking facilities owned by the Bank. The Bank operates ten full service facilities and two consumer finance offices. The Bank and Bank subsidiaries own a total of six buildings and owns the land under four of the buildings. Significant properties owned by the Bank are as follows:

1) Three-story building and land with approximately 30,000 square feet located on Olive Street in Eugene, Oregon. The Bank occupies the entire building.

2) Building with approximately 4,000 square feet located on West 11th Avenue in Eugene, Oregon. The building is on leased land.

3) Building and land with approximately 8,000 square feet located on High Street in Eugene, Oregon.

4) Three-story building and land with approximately 31,000 square feet located in the Gateway area of Springfield, Oregon. The Bank occupies approximately 5,500 square feet of the first floor and leases out or is seeking to lease out the remaining space.

5) Building and land with approximately 3,500 square feet located in Beaverton, Oregon.

6) Building and land with approximately 2,000 square feet located in Junction City, Oregon.

The Bank leases facilities for branch offices in Portland, Oregon and Tualatin, Oregon, two branch offices and one consumer finance lending office located in Eugene, Oregon, and one consumer finance office in Coos Bay, Oregon. In addition, the Bank leases a portion of an adjoining building to the High Street office for administrative and training functions. Management considers all owned and leased facilities adequate for current and anticipated future use.

Subsequent to the end of the year, the bank entered into an agreement to purchase a building and land for a new office in the Portland Metropolitan area. The purchase is expected to close prior to the end of the first quarter 2005.

Item 3 *Legal Proceedings*

As of the date of this report, neither the Company nor the Bank or any of its subsidiaries is party to any material pending legal proceedings, including proceedings of governmental authorities, other than ordinary routine litigation incidental to the business of the Bank.

Item 4 *Submissions of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of security holders during the fourth quarter of 2004.

PART II

Item 5 *Market for Company's Common Equity, Related Stockholder Matters and Purchases of Equity Securities*

Issuer Purchases of Securities

The Company did not repurchase any shares of its common stock during the fourth quarter of 2004. The Company had no sales of securities during the past three years, other than those pursuant to its stock option plans.

Dividends

The Company pays cash dividends on a quarterly basis, typically in March, June, September and December of each year. The Board of Directors considers the dividend amount quarterly and takes a broad perspective in its dividend deliberations including a review of recent operating performance, capital levels, and growth projections. The board also considers dividend payout ratios, dividend yield, and other financial metrics in setting the quarterly dividend. Adjusting for the September 2004 stock split, the Company declared and paid cash dividends of $0.252 per share for the year 2004. That compares to cash dividends of $0.216 paid during 2003, also adjusted for the stock split.

Equity Compensation Plan Information

	Year Ended December 31, 2004		
	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by security holders	1,006,542	$10.37	776,401
Equity compensation plans not approved by security holders	0	$ 0	0

(1) Consists of shares that are outstanding and shares available for future issuance under the respective plans. The material terms of the plans are described above. All figures have been adjusted to reflect the September 2004, 5-for-4 stock split.

Market Information

The Company's common stock trades on the NASDAQ National Market under the symbol PCBK. At February 16, 2005, the Company had 8,695,523 shares of common stock outstanding held by approximately 1,350 shareholders.

The high, low and closing sales prices (based on daily closing price) for the last eight quarters are shown in the table below. All prices have been adjusted retroactively to reflect the 5-for-4 and 4-for-3 stock split declared in September 2004 and September 2003, respectively.

YEAR	2004				2003			
QUARTER	Fourth	Third	Second	First	Fourth	Third	Second	First
Market value:								
High	$16.74	$15.19	$12.80	$12.48	$12.71	$12.00	$9.33	$9.60
Low	14.40	12.26	10.88	11.42	10.70	9.12	8.73	8.46
Close	15.75	14.94	12.38	12.38	12.71	10.78	9.15	8.84

Item 6 ***Selected Financial Data***

Selected financial data for the past five years is shown in the table below.

	2004	2003	2002	2001	2000
		$ in thousands, except for per share data			
For the year					
Net interest income	$ 24,952	$ 22,220	$ 19,689	$ 18,520	$ 17,262
Provision for loan losses	$ 500	$ 900	$ 5,660	$ 1,455	$ 1,340
Noninterest income	$ 4,463	$ 4,946	$ 4,200	$ 3,611	$ 2,824
Noninterest expense	$ 16,041	$ 15,202	$ 12,594	$ 11,371	$ 10,885
Income taxes	$ 4,925	$ 4,233	$ 2,181	$ 3,582	$ 3,053
Net income	$ 7,948	$ 6,831	$ 3,454	$ 5,722	$ 4,808
Cash dividends	$ 2,164	$ 1,841	$ 1,610	$ 1,401	$ 1,225
Per common share data (1)					
Net income:					
Basic	$ 0.93	$ 0.81	$ 0.41	$ 0.69	$ 0.58
Diluted	$ 0.90	$ 0.79	$ 0.41	$ 0.67	$ 0.58
Cash dividends	$ 0.25	$ 0.22	$ 0.19	$ 0.17	$ 0.15
Market value, end of year	$ 15.75	$ 12.71	$ 8.70	$ 7.62	$ 4.84
At year end					
Assets	$516,630	$425,799	$379,846	$309,548	$294,124
Loans, less allowance for loan loss	$453,817	$350,852	$326,400	$239,683	$222,445
Deposits	$403,791	$356,099	$309,909	$248,328	$250,104
Shareholders' equity	$ 49,392	$ 42,234	$ 36,698	$ 35,604	$ 30,370
Average for the year					
Assets	$463,509	$402,195	$337,258	$299,721	$288,589
Earning assets	$431,374	$369,574	$305,763	$270,702	$260,419
Loans, less allowance for loan loss	$398,739	$342,192	$284,614	$234,441	$224,119
Deposits	$379,619	$329,157	$271,765	$238,856	$239,197
Interest paying liabilities	$290,571	$256,442	$211,745	$195,529	$195,214
Shareholders' equity	$ 46,043	$ 39,758	$ 36,117	$ 33,882	$ 28,626
Financial ratios					
Return on average:					
Assets	1.71%	1.70%	1.02%	1.91%	1.67%
Shareholders' equity	17.26%	17.18%	9.56%	16.89%	16.79%
Average shareholders' equity/average assets	9.93%	9.89%	10.71%	11.30%	9.92%
Dividend payout ratio	27.23%	26.95%	46.61%	24.48%	25.47%
Risk-based capital:					
Tier I capital	10.19%	10.95%	10.23%	12.71%	12.30%
Tier II capital	11.29%	12.20%	11.47%	13.98%	13.17%

(1) Per common share data is retroactively adjusted to reflect the 5-for-4 stock split, 4-for-3 stock split, and 10% stock dividend of 2004, 2003, and 2001, respectively.

Item 7 *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes included later in this report. All numbers, except per share data, are expressed in thousands of dollars.

In addition to historical information, this report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). This statement is included for the express purpose of availing Pacific Continental Corporation of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such material differences include, but are not limited to, those discussed in this section of the report. In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this report: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers; the regulatory environment; new legislation; heightened national security risks including acts of terrorism and potential for war; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the statement. Pacific Continental Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.

Highlights

	2004	2003	% Change 2004 vs. 2003	2002	% Change 2003 vs. 2002
Operating revenue	$ 29,415	$ 27,166	8%	$ 25,439	7%
Net income	$ 7,948	$ 6,831	16%	$ 3,454	98%
Earnings per share					
Basic	$ 0.93	$ 0.81	15%	$ 0.41	98%
Diluted	$ 0.90	$ 0.79	14%	$ 0.41	93%
Assets, period-end	$516,630	$425,799	21%	$379,846	12%
Deposits, period-end	$403,791	$356,099	13%	$309,099	15%
Return on assets	1.71%	1.70%		1.02%	
Return on equity	17.26%	17.18%		9.56%	

Per share data for 2004 and all prior years was retroactively adjusted to reflect the 5-for 4 and 4-for-3 stock splits declared during September 2004 and September 2003, respectively.

The Company earned $7,948 in 2004 compared to $6,831 in 2003. Operating revenue growth of 8%, combined with a decrease in the provision for loan losses were key elements for the improvement in 2004 earnings when compared to 2003. Operating revenue (net interest income plus noninterest income) growth was driven by a 17% increase in average earning assets resulting in a 12% increase in net interest income. The provision for loan losses for 2004 was $500 compared to $900 for the year 2003 due to improved credit quality in the loan portfolio and reductions in nonperforming assets.

The Company earned $6,831 in 2003 compared to $3,454 in 2002. Operating revenue growth of 14% combined with a significant decrease in the provision for loan losses were key elements to the improvement in 2003 earnings when compared to 2002. Operating revenue growth was driven by a 21% increase in earning assets and an 18% increase in noninterest income due primarily from growth in revenues from the origination and sales of residential mortgages. The provision for loan losses for 2003 was $900 compared to $5,600 for the year 2002. The large provision for loan losses in 2002 was primarily due to problem loans in the hotel/motel industry.

Period-end assets and deposits at December 31, 2004 showed growth rates of 21% and 13%, respectively over year end 2003. Core deposits, which are defined as demand deposits, interest checking, money market accounts, and local time deposits, constitute 95% of December 31, 2004 outstanding deposits. Demand deposits were $132,249 or 33% of total deposits at year-end December 31, 2004.

During 2005, the Company believes the following factors could impact reported financial results:

- We are asset sensitive and a continued increase in market interest rates during 2005 is expected to positively impact the Bank's net interest margin and increase net interest income in the short term. Conversely, a decline in market interest rates would have a negative impact.
- Ability to grow core deposits to fund expected loan growth during 2005.
- The local and regional economy and its effect on loan demand, the credit quality of existing clients with lending relationships, and vacancy rates of commercial real estate properties, since a significant portion of our loan portfolio is secured by real estate.
- Long-term interest rates and their impact on residential construction, residential mortgage lending, and refinancing activities of existing homeowners.
- Increased expenses related to personnel costs and the rising costs of providing employee benefits, plus staffing, consulting, audit fees, and other expense related to ongoing compliance with Section 404 of Sarbannes-Oxley Act and FDICIA.
- Planned expansion of new offices in the Portland Metropolitan area.

Subsequent Event: Subsequent to December 31, 2004, the Bank entered into a definitive agreement to purchase a building and land in Portland, Oregon for a new office location. This purchase is expected to close prior to the end of the first quarter at a total price of $1,750. The building will require substantial remodeling, and the new office is expected to open during the third quarter 2005.

Results of Operations

Net Interest Income

The largest component of the Company's earnings is net interest income. Net interest income is the difference between interest income derived from earning assets, principally loans, and the interest expense associated with interest bearing liabilities, principally deposits. The volume and mix of earning assets and funding sources, market rates of interest, demand for loans, and the availability of deposits affect net interest income.

Two tables follow which analyze the change in net interest income for 2004, 2003, and 2002. Table I, Average Balance, Analysis of Net Interest Earnings, provides information with regard to average balances of assets and liabilities, as well as associated dollar amounts of interest income and interest expense, relevant average yields or rates, and net interest income as a percent of average earning assets. Table II, Analysis of Changes in Interest Income and Interest Expense, shows the increase (decrease) in the dollar amount of interest income and interest expense and the differences attributable to changes in either volume or rates. Changes not solely due to volume or rate are allocated to rate.

2004 Compared to 2003

Net interest income for 2004 was $24,952, an increase of $2,732 or 12% over 2003 net interest income of $22,220. For the year 2004, the net interest margin as a percentage of earning assets decreased by 23 basis points, from 6.01% in 2003 to 5.78%.

Short-term market interest rates were stable during the first six months of 2004 and were at a 45 year low. Beginning on June 30, 2004, the Federal Reserve began to take measured steps to increase short-term market rates during the last half of 2004. During the last half of 2004, the short-term market interest rates moved up on five occasions in 25 basis point increments for a total increase of 125 basis points. During this period, the prime-lending rate increased from 4.00% to 5.25%. The Bank's net interest margin did not immediately benefit from the increase in the prime-rate as approximately $90,000 of the Bank's variable rate loan portfolio had active floors above the calculated rate. The 25 basis point increase in the prime-lending rate in November 2004 removed all active loan floors on variable rate loans. As a result, the Bank's net interest margin improved during the fourth quarter to 5.87%. That compares to net interest margins of 5.78%, 5.74%, and 5.74% for the first, second, and third quarters of 2004, respectively.

Interest and fees earned on earnings assets during 2004 increased by $2,896 or 11% over 2003. Referring to Table II, total interest income and fees improved by $4,577 due to increased earnings asset volumes, which was partially offset by a $1,681 decline in interest income due to lower yields on earning assets. Average earning assets for 2004 were $431,374, a 17% increase over 2003 average earning asset levels. Growth in earning assets was primarily attributable to loan growth as average loans net of the allowance for loan losses for the year 2004 were up $56,547 or 17% over 2003. Referring to Table I, earning asset yields declined by 36 basis points, from 7.18% in 2003 to 6.82% in 2004. Yields on loans and securities available for sale contributed to the overall decline in earning asset yields during 2004. The yield on average loans, which make up 92% of earning asset volumes, were primarily responsible for the decline in earning asset yields during 2004. Loan yields for 2004 were 7.13%, a decline of 43 basis points from loan yields of 7.56% recorded during 2003. The decline in loan yields is reflective of fixed rate loans booked during the prolonged low interest rate environment during the past two years, combined with active floors on variable rate loans above the calculated rate.

Interest expense on interest-bearing liabilities during 2004 increased by $164 or 4% over 2003. Referring to Table I, overall, average interest-bearing liabilities in 2004 increased by $34,128 or 13% over 2003, while the average rate paid on interest-bearing liabilities dropped by 14 basis points from 1.68% to 1.54%. Referring to Table II interest expense increased by $59 due to the change in the mix and increased volumes of interest-bearing liabilities. Table I also indicates that interest expense for the year increased an additional $105 due to rate as a result of the increase in short-term market interest rates during the last half of 2004. Table II shows the increase in the volume and the increase in the rate on money market and NOW accounts were primarily responsible for the increased interest expense during 2004. Referring to Table I the 2004 average volume of money market and NOW accounts increased $38,155 or 27% over 2003, while the rate on these deposits increased 17 basis points from 0.93% in 2003 to 1.10% in 2004. A portion of the increase in interest expense due to increased volume and rate of money market and NOW accounts was offset by a decline in volume and rate of time deposits. Referring to Table I, average time deposits in 2004 were $10,351 or 16% below 2003 and the rate paid on time deposits dropped by 31 basis points from 2.42% in 2003 to 2.11% in 2004. Table II shows that the decline in volume and rate for the time deposit category reduced noninterest expense in 2004 by $251 and $166, respectively, or a total of $417. The decline in time deposit volume was primarily national time deposits that matured during 2004 and were not renewed. The decline in the rate on time deposits is reflective of the lag effect on time deposit rates in a rising rate environment. Although market interest rates moved up during the last six months of the year, time deposit rates remained low as many of these deposits were booked during the prolonged low interest rate environment during 2003 and the first half of 2004.

The Company's net interest margin benefited from growth in noninterest-bearing deposits. For the year 2004, average noninterest-bearing deposits grew by $20,503 or 20% over 2003. Average noninterest-bearing deposits funded 27% of total assets. At December 31, 2004, total noninterest bearing deposits were $132,249 and accounted for 33% of total outstanding deposits.

The Bank's interest rate risk model indicates the Bank is asset sensitive meaning that loans will reprice faster than interest-bearing liabilities, thus in a rising interest rate environment, the net interest margin will expand. While short-term interest rates increased 125 basis points during the last half of 2004 and are expected to continue to increase during the first half of 2005, long-term interest rates have remained stable creating a flattening of the yield curve. At December 31, 2004, the Bank has approximately $200,000 of variable rate loans (approximately 44% of the total loan portfolio), none with active floors, which will reprice immediately with any increase in short-term market interest rates. However, maturing fixed rate loans during 2005 will continue to reprice at relatively low yields as long-term interest rates have not moved upward in tandem with short-term rates. In addition, approximately $90,000 of the Bank's money market and NOW accounts are tied to the 91-day Treasury bill. The 91-day Treasury bill rate has been moving in advance of increases in the fed funds rate, which increases the Bank's cost of funds in advance of increases in the prime-lending rate. Considering these factors, the Bank's net interest margin is expected to decline in the first quarter of 2005 when compared to the fourth quarter of 2004, but should stabilize or improve as historically lower cost core deposits grow and stabilize or lower the Bank's cost of funds.

2003 Compared to 2002

Net interest income for 2003 was $22,220, an increase of $2,531 or 13% over 2002 net interest income of $19,689. For the year 2003, the net interest margin as a percentage of earning assets decreased by 43 basis points, from 6.44% in 2002 to 6.01% in 2003.

Market interest rates were at a 45 year low for most of 2003. Short-term market rates were relatively stable for most of 2003, with the exception of a 25 basis point drop in short-term rates, which lowered the overnight fed funds borrowing rate and the prime-lending rate in June 2003. As a result of the drop in the prime-lending rate in June, 2003, the Company experienced compression of its net interest margin during the last half of the year. The net interest margin averaged 6.20% for the first six months of 2003 as compared to 5.83% for the last six months of 2003. During 2003, earning asset yields declined as new loans were booked at low interest rates and existing loans repriced or renewed at lower interest rates, while the Company's cost of funds remained relatively stable. The stability in the Company's cost of funds was due to deposits, specifically interest checking, savings, and money market accounts, which were priced at their practical floors in the low interest rate environment. The high level of liquidity during the last six months of 2003 also negatively impacted the Company's net interest margin for the year. During the last six month of 2003, the Company had excess funds averaging $15,000, which were sold overnight or placed in short-term investments. These short-term investments had an average yield of approximately 1.00%, which lowered earning asset yields in the last half the year, contributing to some of the margin compression.

Interest and fees earned on earnings assets during 2003 increased by $2,303 or 10% over 2002. Referring to Table II, total interest income and fees improved by $4,870 due to increased earnings asset volumes, which was partially offset by a $2,567 decline in interest income due to lower yields on earning assets. Average earning assets for 2003 were $369,599, a 21% increase over 2002 average earning asset levels. Nearly all of the growth in earning assets was attributable to loan growth as average loans net of the allowance for loan losses for the year 2003 were up $57,578 or 20% over 2002. Referring to Table I, earning asset yields declined by 74 basis points, from 7.92% in 2002 to 7.18% in 2003. Yields on loans, short-term investments, and securities available for sale contributed to the overall decline in earning asset yields during 2003. The yield on average loans, which make up 93% of earning asset volumes, were primarily responsible for the decline in earning asset yields during 2003. Loan yields for 2003 were 7.56%, a decline of 61 basis points from loan yields of 8.17% recorded during 2002. The decline in loan yields is reflective of the 25 basis point decline in market rates in June 2003, which lowered yields on existing loan clients, and new loans booked throughout 2003 lower interest rates.

At December 31, 2003, the Company had approximately $177,000 in variable rate loans or 50% of the total loan portfolio. Approximately $150,000 of variable rate loans had active interest rate floors at December 31, 2003. The high level of variable rate loans and the maturity structure of the Company's liabilities, make the Company asset sensitive, meaning that its loans will reprice faster than liabilities as interest rates change.

Interest expense on interest-bearing liabilities during 2003 decreased by $230 or 5% from 2002. Referring to Table I, interest expense increased by $958 due to increased volumes, which was more than offset by a $1,188 decline in interest expense due to lower rates. Table II shows that average interest-bearing liabilities for 2003 increased by $44,696 or 21% over 2002, which increased interest expense for the year. Most of the increase in volume was attributable to growth in money market and NOW accounts. Rates paid on interest-bearing liabilities fell 46 basis points, from 2.14% in 2002 to 1.68% in 2003. Rates on every category of interest-bearing liabilities showed a decline in 2003 when compared to 2002.

The Company's net interest margin benefited from growth in noninterest-bearing deposits. For the year 2003, average noninterest-bearing deposits grew by $16,704 or 19% over 2002. Average noninterest-bearing deposits funded 26% of total assets. At December 31, 2003, total noninterest-bearing deposits were $125,576 and accounted for 35% of total outstanding deposits.

Table I
Average Balance Analysis of Net Interest Earnings

	2004			2003			2002		
	Average Balance	Interest Income/(Expense)	Average Yield/(Cost)	Average Balance	Interest Income/(Expense)	Average Yield/(Cost)	Average Balance	Interest Income/(Expense)	Average Yield/(Cost)
					$ Thousands				
Interest Earning Assets									
Federal funds sold and interest bearing deposits in banks	$ 1,248	$ 16	1.24%	$ 8,354	$ 79	0.95%	$ 4,042	$ 68	1.68%
Securities available for sale:									
Taxable(1)	$ 30,009	$ 936	3.12%	$ 18,459	$ 554	3.00%	$ 17,108	$ 903	5.28%
Tax-exempt	$ 1,378	$ 50	3.61%	$ 594	$ 22	3.71%			
Loans, net of allowance for loan losses(2)(3)(4)	$398,739	$28,424	7.13%	$342,192	$25,874	7.56%	$284,614	$23,255	8.17%
Total interest earning assets	$431,374	$29,425	6.82%	$369,599	$26,529	7.18%	$305,763	$24,226	7.92%
Non Earning Assets									
Cash and due from banks	$ 16,523			$ 15,983			$ 15,752		
Premises and equipment	$ 12,898			$ 13,215			$ 13,157		
Interest receivable and other	$ 2,714			$ 3,398			$ 2,586		
Total non interest assets	$ 32,135			$ 32,596			$ 31,495		
Total assets	$463,509			$402,195			$337,258		
Interest Bearing Liabilities									
Money market and NOW accounts	$178,815	$ (1,960)	-1.10%	$140,660	$ (1,305)	-0.93%	$116,836	$ (1,473)	-1.26%
Savings deposits	$ 21,465	$ (130)	-0.61%	$ 19,310	$ (128)	-0.66%	$ 16,607	$ (134)	-0.81%
Time deposits	$ 53,999	$ (1,142)	-2.11%	$ 64,350	$ (1,558)	-2.42%	$ 50,190	$ (1,515)	-3.02%
Federal funds purchased	$ 12,596	$ (213)	-1.69%	$ 4,066	$ (65)	-1.59%	$ 3,735	$ (75)	-2.00%
Term borrowings	$ 23,694	$ (1,028)	-4.34%	$ 28,055	$ (1,251)	-4.46%	$ 24,377	$ (1,340)	-5.50%
Total interest bearing liabilities	$290,569	$ (4,473)	-1.54%	$256,441	$ (4,307)	-1.68%	$211,745	$ (4,537)	-2.14%
Non Interest Bearing Liabilities									
Demand deposits	$125,339			$104,836			$ 88,132		
Interest payable and other	$ 1,558			$ 1,160			$ 1,264		
Total non interest liabilities	$126,897			$105,996			$ 89,396		
Total liabilities	$417,466			$362,437			$301,141		
Stockholders' equity	$ 46,043			$ 39,758			$ 36,117		
Total liabilities and stockholders equity	$463,509			$402,195			$337,258		
Net Interest Income		$24,952			$22,221			$19,689	
Net Interest Income as a Percent of Earning Assets		5.78%			6.01%			6.44%	

(1) Federal Home Loan Bank stock is included in securities available for sale.

(2) Nonaccrual loans have been included in average balance totals.

(3) Interest income includes recognized loan origination fees of $1,295, $1,038, and $863 for the years-ended 2004, 2003, and 2002, respectively.

(4) Total includes loans held for sale.

Table II
Analysis of Changes in Interest Income and Interest Expense

	2004 compared to 2003 Increase (decrease) due to			2003 compared to 2002 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
			Dollars in Thousands			
Interest earned on:						
Federal funds sold and interest bearing deposits in banks	$ (67)	$ 4	$ (64)	$ 72	$ (61)	$ 12
Securities available-for-sale:						
Taxable	$ 347	$ 35	$ 382	$ 71	$ (420)	$ (349)
Tax-exempt	$ 22	$ 6	$ 28	$ 22	$ 0	$ 22
Loans, net of allowance for loan losses	$4,276	$(1,725)	$2,550	$4,705	$(2,086)	$2,618
Total interest income	$4,577	$(1,681)	$2,896	$4,870	$(2,567)	$2,303
Interest paid on:						
Money market and NOW accounts	$ (354)	$ (301)	$ (655)	$ (300)	$ 468	$ 168
Savings deposits	$ (14)	$ 12	$ (2)	$ (22)	$ 29	$ 7
Time deposits	$ 251	$ 166	$ 417	$ (427)	$ 384	$ (43)
Federal funds purchased	$ (136)	$ (13)	$ (148)	$ (7)	$ 17	$ 10
Term borrowings	$ 194	$ 29	$ 224	$ (202)	$ 291	$ 88
Total interest expense	$ (59)	$ (107)	$ (164)	$ (958)	$ 1,189	$ 230
Net interest income	$4,518	$(1,788)	$2,732	$3,912	$(1,380)	$2,532

Provision for Possible Loan Losses

Management provides for possible loan losses by maintaining an allowance. The level of the allowance is determined based upon judgments regarding the size and nature of the loan portfolio, historical loss experience, the financial condition of borrowers, the level of nonperforming loans, and current general economic conditions. Additions to the allowance are charged to expense. Loans are charged against the allowance when management believes the collection of principal is unlikely.

The provision for loan losses totaled $500 in 2004, $900 in 2003, and $5,660 in 2002. The lower provision for 2004 reflects improved credit quality in the Bank's loan portfolio and reduction in the level of nonperforming assets throughout the year. The large provision in 2002 reflected identified risks in the Company's loan portfolio and a general decline in economic conditions, which specifically affected the hotel/motel industry. Loan losses in the hotel/motel industry in 2002 included $4,064 related to two borrowers.

Nonperforming assets at December 31, 2004 were $1,378 or 0.27% of year-end assets. That compares to $2,229 of nonperforming assets at December 31, 2003 or 0.52% of year-end assets. At December 31, 2004, the Bank has a single commercial real estate property in foreclosed assets with a value of $262.

The allowance for loan losses for outstanding loans at December 31, 2004 was $5,224 (1.14% of outstanding loans) compared to $5,225 (1.47% of loans) and $4,403 (1.33% of loans) at years end 2003 and 2002, respectively. At December 31, 2004, the Bank also reserved $182 for possible losses on unfunded loan commitments, which is classified in other liabilities on the balance sheet. At December 31, 2004, the allowance for loan losses for outstanding loans was 468% of the total nonperforming loans compared to 287% at year-end December 31, 2003. The 2004 ending allowance includes $510 in specific allowance for impaired loans. At December 31, 2004, the Company had $2,799 of impaired loans (net of government guarantees) consisting of one restructured and performing loan of $1,896 and $903 of nonaccrual loans. Subsequent to the end of the year, the $1,896 restructured and performing impaired loan commenced to amortize at market interest rates and will no longer be classified as restructured or impaired as of the end of first quarter 2005. This loan had a specific allowance of $252. At December 31, 2003, the Company had $3,156 of impaired loans (net of government guarantees) with a specific allowance assigned of $628.

Net loan charge offs were $319 in 2004 compared to $268 in 2003, and $4,675 in 2002. Net charge offs during 2002 in the hotel/motel industry accounted for $4,064 or 87% of total charge offs for the year and related to two borrowers in the hotel/motel industry.

The reduction in the 2004 provision when compared to 2003 was accomplished despite significant growth in the loan portfolio and reflected improved credit quality and reductions in nonperforming loans. Going forward into 2005, the provision for loans losses will be more contingent on current economic and market conditions and additional loan growth as there is only limited benefit available from further improvement in the loan portfolio credit statistics. As a result, management expects the provision for loan losses to increase in 2005 when compared to 2004. Actual results may differ materially from projections.

Management believes that the allowance for loan losses is adequate for estimated loan losses in the portfolio at year-end based on management's assessment of various factors including present past due and impaired loans, past history and loss experience, loan concentrations in specific industries, and current economic conditions.

Noninterest Income

Noninterest income is derived from sources other than fees and interest on earning assets. The Company's primary sources of noninterest income are service charge fees on deposit accounts, merchant bankcard activity, income derived from mortgage banking services, and gains on the sale of loans.

2004 Compared to 2003

Noninterest income in 2004 was $4,463, down $483 or 10% from year 2003. The decline in noninterest income was attributable to two categories. Mortgage banking income and gains on sales of loans in 2004 decreased $618 or 38% from the previous year. Mortgage banking revenues accounted for $488 of the decline in this category as higher long term interest rates significantly reduced the level of refinancing. Gains on the sales of loans were down $130. During 2003, the Bank recorded a one-time gain on sales of loans of $130. There were no loan sales during 2004. In addition to the decline in mortgage banking revenues and gains on sales of loans, the Bank's loan servicing income decreased by $58 due to an overall decline in the level of participated loans. Declines in these two noninterest income categories was partially offset by a $159 or 13% increase in other fee income, principally merchant bankcard processing revenues.

2003 Compared to 2002

Noninterest income in 2003 was $4,946, up $746 or 18% over year 2002. The majority of growth in noninterest income was attributable to three categories. Service charges on deposit accounts were up $249 or 19% due to an increase in the number of clients, increased fees on analyzed business accounts, and price increases on NSF/OD fees that went into effect during April 2003. Other fee income, principally merchant bankcard processing fees grew by $43 or 4% over 2002. During 2003, the Company converted to a new third party processor for its merchant bankcard processing. During the conversion process, revenue growth slowed as processing was temporarily being handled by two different processors, which increased interchange paid processing expense. Mortgage banking noninterest income and gains on sales of loans totaled $1,625 in 2003 compared to $924 for 2002, an improvement of $701 or 76%. Revenues from the originations of residential mortgages accounted for $594 of the increase as long-term interest rates fell sharply during 2003 creating a surge in new home sales and refinancing of existing mortgages. Gains on the sales of loans in 2003 were $130, up $107 from the $23 reported in 2002. Growth in these noninterest income categories was partially offset by a $102 decline in loan servicing income and a $149 decline in gains on sales of securities. The decline in loan servicing income was due to an overall decline in the level of sold loans. In addition, the early payoff of a participated loan resulted in a write down of $55 of a previously recorded servicing asset.

Noninterest Expense

Noninterest expense represents all expenses other than the provision for loan losses and interest costs associated with deposits and other interest-bearing liabilities. It incorporates personnel, premises and equipment, data processing and other operating expenses.

2004 Compared to 2003

Noninterest expense in 2004 was $16,041, an increase of $838 or 6% over the same period in 2003. Comparing 2004 to 2003, the largest increase was in personnel expense, which grew by $1,110 or 13% over the previous year, reflecting personnel costs for staff added during the last half 2003 and 2004 and increased group insurance expense. Staff additions were primarily related to expansion in the Portland market. Increased salaries, incentive compensation, 401k contribution and payroll taxes accounted for $851 of the increase in personnel expense for the year 2004 when compared to 2003. Increased group insurance costs, primarily medical insurance, accounted for $251 of the total increase in personnel expense. For the year 2004, group insurance expense was 41% above the previous year for the same period. Business development expense in 2004 was $1,017, a $194 or 24% increase as the Bank's new branding campaign was implemented during the year. Growth in these noninterest expense categories was offset by a decrease in other real estate expense. Other real estate expense in 2004 declined by approximately $600 as 2003 included expenses related to write downs and operating losses associated with motel and hotel properties which were sold during 2003.

During 2004, the Company incurred incremental expenses totaling $91, primarily in the fourth quarter, related to compliance with Section 404 of Sarbannes-Oxley in terms of software, audit fees and professional consulting services. The incremental expense related to compliance with Section 404 does not include substantial staff time spent on this project.

For 2005, the Company expects the rate of expense growth to increase relative to 2004 due to planned staff increases, expansion plans in the Portland market, and increase audit fees and professional services.

2003 Compared to 2002

Noninterest expense in 2003 was $15,202, up $2,608 or 21% over 2002. Three categories of expenses accounted for $2,714 of the total expense increase for the year. Salaries accounted for $364 of the increase. However, salaries in 2002 reflect one-time executive severance expense of $443. Excluding this one-time expense from 2002, salaries were up $807 or 16% over last year and reflect staff additions during the last half of 2002 and the first half of 2003, primarily related to expansion in the Portland area market. Commissions paid to residential mortgage and construction lenders were up $274 over 2002 due to the higher volume of activity during 2003. Benefits and taxes in 2003 increased by $687 over 2002. Approximately $503 of the increase was due to incentive based compensation accruals, including the Bank's estimated 401(k) contribution. For the year 2002, the Bank's incentive based compensation and 401(k) match were significantly diminished as key financial goals were not met for the year. The remainder of the increase in benefits and taxes resulted from increased group insurance costs and payroll taxes. Premises and equipment expense in 2003 were up $359 or 25% over 2002. Expense related to premises accounted for $194 of the increase and reflected increased lease costs of the Bank's KOIN Center office opened earlier this year. In addition, lease costs on the Coos Bay office of the

Consumer Finance Division and increased lease costs on one of the Bank's Eugene offices contributed to the increase. Equipment expense accounted for $165 of the increase and includes costs related to the Portland area market expansion and increased software maintenance expense on the Bank's loan processing systems. The "other" expense category of noninterest expense was $3,359 for 2003, an increase of $1,030 or 44% over 2002. Other real estate expense related to operations and sales of three motel properties during 2003 accounted for $520 of the increase in the "other" expense category. In addition, repossession and collection expense related to problem loans accounted for $78 of the increase. Most of the remaining increase in the "other" expense category was in professional services, which was up $187 in 2003 compared to 2002. The professional services category includes legal fees, accounting fees, insurance expense, and consulting expenses.

Liquidity

Liquidity is the term used to define the Company's ability to meet its financial commitments. The Company maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. The Company derives liquidity primarily through core deposit growth, maturity of investment securities, and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits. Additional liquidity and funding sources are provided through the sale of loans, sales of securities, access to national CD markets, and both secured and unsecured borrowings.

Core deposits at December 31, 2004 were 95% of total deposits compared to 93% at December 31, 2003. Loan growth during 2004 significantly outpaced the growth in core deposits. Outstanding loans grew by $102,850 during 2004 or 29%, while core deposits grew by $51,128 or 15%. Loan growth during the first half of 2004 was primarily funded by reducing overnight fed funds sold and core deposit growth. During the last six months of 2004, the Company relied on alternative funding sources, including overnight borrowed funds, Federal Home Loan Bank term advances, public deposits available from the State of Oregon, and national market time deposits.

The Company has deposit relationships with several large clients, which are closely monitored by Bank officers. At December 31, 2004, seven large deposit relationships with the Bank account for $79,459 or 20% of total deposits. The single largest client represented 8% of total deposits at December 31, 2004. The loss of this deposit relationship or other large deposit relationships could cause an adverse effect on short-term liquidity. The Company expects to maintain these relationships and believes it has sufficient sources of liquidity to mitigate the loss of one or more of these clients.

Borrowing lines have been established at various correspondent banks, the Federal Home Loan Bank of Seattle and with the Federal Reserve Bank of San Francisco. At year-end December 31, 2004, the Bank had borrowing lines totaling approximately $189,100 consisting of $129,100 with the Federal Home Loan Bank of Seattle, $57,000 with various correspondent banks, and $3,000 with the Federal Reserve Bank of San Francisco. The Federal Home Loan Bank borrowing line is limited to the amount of collateral pledged. At December 31, 2004, the Bank had approximately $132,000 in commercial real estate loans pledged as collateral (discounted collateral value of $105,000) for this line. The $3,000 borrowing line with the Federal Reserve Bank of San Francisco is also secured. The $57,000 in borrowing lines with correspondent banks are unsecured lines. At December 31, 2004, the Bank had $61,290 in borrowings outstanding and approximately $127,810 available on established lines. In addition, the Bank is part of the State of Oregon community bank time deposit program and at December 31, 2004 had $11,000 available from this source. The Bank's loan portfolio also contains approximately $25,300 in guaranteed government loans, which can be sold on the secondary market.

Capital Resources

Capital is the shareholder's investment in the Company. Capital grows through the retention of earnings and the issuance of new stock through the exercise of incentive options. Capital formation allows the Company to grow assets and provides flexibility in times of adversity.

Banking regulations require the Company to maintain minimum levels of capital. The Company manages its capital to maintain a "well capitalized" designation (the FDIC's highest rating). At December 31, 2004, the Company's total capital to risk weighted assets was 11.29%, compared to 12.20% at December 31, 2003.

In September 2004, the Company paid a 5-for-4 stock split to shareholders of record at October 15, 2004. All per share data and outstanding shares from prior periods has been restated to present consistent financial information.

The Company pays cash dividends on a quarterly basis, typically in March, June, September and December of each year. The Board of Directors considers the dividend amount quarterly and takes a broad perspective in its dividend deliberations including a review of recent operating performance, capital levels, and growth projections. The board also considers dividend payout ratios, dividend yield, and other financial metrics in setting the quarterly dividend. Adjusting for the September 2004 stock split, the Company declared and paid cash dividends of $0.252 per share for the year 2004. That compares to cash dividends of $0.216 paid during 2003, also adjusted for the stock split.

The Company projects that earnings retention and existing capital will be sufficient to fund anticipated asset growth, while maintaining a well-capitalized designation from the FDIC.

Critical Accounting Policies

Companies may apply certain critical accounting policies requiring management to make subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. The Company considers its only material critical accounting policy to be the allowance for loans losses for outstanding loans and unfunded loan commitments. The allowance for outstanding loans is classified as a contra-asset account offsetting outstanding loans, and the allowance for unfunded commitments is classified as an other liability on the balance sheet. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balance of the allowance for loan losses for outstanding loans and unfunded commitments are maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio and commitments to loan funds. The appropriate balance of the allowance for loan losses is determined by applying loss factors to the credit exposure from outstanding loans and unfunded loan commitments. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolios, industry concentrations, and the impact of current local, regional, and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operations, or liquidity.

Inflation

Substantially all of the assets and liabilities of the Company are monetary. Therefore, inflation has a less significant impact on the Company than does fluctuation in market interest rates. Inflation can lead to accelerated growth in noninterest expenses, which impacts net earnings. During the last two years, inflation, as measured by the Consumer Price Index, has not changed significantly. The effects of this inflation have not had a material impact on the Company.

Item 7A *Quantitative and Qualitative Disclosures About Market Risk*

The Company's results of operations are largely dependent upon its ability to manage market risks. Changes in interest rates can have a significant effect on the Company's financial condition and results of operations. The Company does not use derivatives such as forward and futures contracts, options, or interest rate swaps to manage interest rate risk. Other types of market risk such as foreign currency exchange rate risk and commodity price risk do not arise in the normal course of the Company's business activities.

Interest rate risk generally arises when the maturity or repricing structure of the Company's assets and liabilities differ significantly. Asset and liability management, which among other things addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income while maintaining sufficient liquidity. This process includes monitoring contractual maturity and prepayment expectations together with expected repricing of assets and liabilities under different interest rate scenarios. Generally, the Company seeks a structure that insulates net interest income from large deviations attributable to changes in market rates.

Interest rate risk is managed through the monitoring of the Company's balance sheet by subjecting various asset and liability categories to interest rate shocks and gradual interest rate movements over a one-year period of time. Interest rate shocks use an instantaneous adjustment in market rates of large magnitudes on a static balance sheet to determine the effect such a change in interest rates would have on the Company's net interest income and capital for the succeeding twelve-month period. Such an extreme change in interest rates and the assumption that management would take no steps to restructure the balance sheet does limit the usefulness of this type of analysis. This type of analysis tends to provide a best-case or worst-case scenario. A more reasonable approach utilizes gradual interest rate movements over a one-year period of time to determine the effect on the Company's net interest income.

The Company utilizes the services of the Federal Home Loan Bank's asset/liability modeling software to determine the effect changes in interest rates have on net interest income. Interest rate shock scenarios are modeled in 100 basis point increments (plus or minus) in the federal funds rate. The more realistic forecast assumes a gradual interest rate movement of plus or minus 240 basis points change in the federal funds rate over a one-year period of time with rates moving up or down 60 basis points each quarter. The model used is based on the concept that all rates do not move by the same amount. Although certain assets and liabilities may have similar repricing characteristics, they may not react correspondingly to changes in market interest rates. In the event of a change in interest rates, prepayment of loans and early withdrawal of time deposits would likely deviate from those previously assumed. Increases in market rates may also affect the ability of certain borrowers to make scheduled principal payments.

The model attempts to account for such limitations by imposing weights on the differences between repricing assets and repricing liabilities within each time segment. These weights are based on the ratio between the amount of rate change of each category of asset or liability, and the amount of change in the federal funds rate. Certain non-maturing liabilities such as checking accounts and money market deposit accounts are allocated among the various repricing time segments to meet local competitive conditions and management's strategies.

During 2004, the model indicated that the Company continued to be asset sensitive and projects rising margins in a rising rate environment and declining margins in a falling rate environment. The following tables show the estimated impact of interest rate changes on net interest income. Tables show results of Company supplied data for both the rate shock and gradual interest rate scenarios. The base figure of $24,952 used in both analyses represents actual net interest income for the year 2004. Due to the various assumptions used for this modeling, no assurance can be given that projections will reflect actual results.

Interest Rate Shock Analysis
Net Interest Income and Market Value Performance

Projected Interest Rate Change	Net Interest Income		
	Estimated Value	$ Change From Base	% Change From Base
		($ in thousands)	
+200	$28,605	$ 3,653	14.64%
+100	26,816	1,864	7.47%
Base	24,952	0	0.00%
−100	22,913	(2,039)	(8.17)%
−200	20,731	(4,221)	(16.92)%

Gradual Interest Rate Movement Forecast
Net Interest Income and Market Value Performance

Projected Interest Rate Change	Net Interest Income		
	Estimated Value	$ Change From Base	% Change From Base
		($ in thousands)	
Rising 2.40%	$27,719	$ 2,767	11.09%
Base	24,952	0	0.00%
Declining 2.40%	22,140	(2,812)	(11.27)%

Off Balance Sheet Contingencies

In the normal course of business, the Bank commits to extensions of credit and issues letters of credit. The Bank uses the same credit policies in making commitments to lend funds and conditional obligations as it does for other credit products. In the event of nonperformance by the customer, the Bank's exposure to credit loss is represented by the contractual amount of the instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established by the contract. Since some commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2004, the Bank had $130,808 in commitments to extend credit.

Letters of credit written are conditional commitments issued by the Bank to guarantee performance of a customer to a third party. The credit risk involved is essentially the same as that involved in extending loan facilities to customers. At December 31, 2004, the Bank had $3,687 in letters of credit and financial guarantees written.

Subsequent to December 31, 2004, the Bank entered into a definitive agreement to purchase a building and land in Portland, Oregon for a new office location. This purchase is expected to close prior to the end of the first quarter at a total price of $1,750. The building will require substantial remodeling, and the new office is expected to open during the third quarter 2005.

The Company has entered into employment agreements with two key executives, Hal Brown and Daniel Hempy. The agreements provide for a minimum aggregate annual base salaries of $330, plus performance adjustments, life insurance coverage, and other perquisites commonly found in such agreements. During 2004, Mr. Brown's contract was extended one year and expires in 2007. Mr. Hempy's agreement expires in 2005.

ZIRKLE, LONG, TRIGUEIRO & WARD, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
Eugene, Oregon 97401

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Pacific Continental Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Pacific Continental Corporation and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. We have also audited management's assessment, included in management's report at page 55, that the Company maintained effective control over financial reporting as of December 31, 2004, based on "criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)". The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion of the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Continental Corporation and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on "criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)". Furthermore, in our opinion the Company maintained, in all material respects, effective control over financial reporting as of December 31, 2004, based on "criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)".

ZIRKLE, LONG, TRIGUEIRO & WARD, L.L.C.

Eugene, Oregon
January 31, 2005

PACIFIC CONTINENTAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	
	2004	2003
ASSETS		
Cash and due from banks	$ 15,649,945	$ 24,149,500
Federal funds sold	432,337	1,386,854
Total cash and cash equivalents	16,082,282	25,536,354
Securities available-for-sale	27,557,731	30,028,736
Loans held for sale	2,072,351	1,957,670
Loans, less allowance for loan losses	451,744,165	348,894,225
Interest receivable	1,969,181	1,585,955
Federal Home Loan Bank stock	2,807,600	2,738,000
Property, net of accumulated depreciation	13,182,407	13,059,962
Other assets	1,214,655	1,997,734
Total assets	$516,630,372	$425,798,636
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing	$132,249,496	$125,575,941
Savings and interest-bearing demand	219,681,434	176,015,427
Time, $100,000 and over	31,114,564	27,961,396
Other time	20,745,813	26,546,306
	403,791,306	356,099,070
Federal funds purchased	10,290,000	—
Federal Home Loan Bank borrowings	51,000,000	26,000,000
Accrued interest and other liabilities	2,157,009	1,465,716
Total liabilities	467,238,315	383,564,786
Commitments and contingencies (Notes 5, 14 and 16)		
Stockholders' equity:		
Common stock, no par value; 25,000,000 shares authorized; 8,655,535 and 8,487,234 shares outstanding in 2004 and 2003, respectively	28,076,125	26,619,206
Retained earnings	21,429,633	15,644,669
Accumulated other comprehensive income (loss)	(113,701)	(30,025)
Total stockholders' equity	49,392,057	42,233,850
Total liabilities and stockholders' equity	$516,630,372	$425,798,636

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CONTINENTAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2004	2003	2002
Interest income:			
Loans	$28,423,964	$25,873,514	$23,255,130
Securities	892,503	450,394	750,841
Dividends on Federal Home Loan Bank stock	92,959	125,723	151,924
Federal funds sold	15,527	79,218	67,717
	29,424,953	26,528,849	24,225,612
Interest expense:			
Deposits	3,232,397	2,993,536	3,122,561
Federal Home Loan Bank borrowings	1,027,525	1,250,700	1,339,723
Federal funds purchased	213,174	64,665	74,753
	4,473,096	4,308,901	4,537,037
Net interest income	24,951,857	22,219,948	19,688,575
Provision for loan losses	500,000	900,000	5,660,000
Net interest income after provision for loan losses	24,451,857	21,319,948	14,028,575
Noninterest income:			
Service charges on deposit accounts	1,603,440	1,568,588	1,319,391
Other fee income, principally bankcard processing	1,409,283	1,250,400	1,206,873
Loan servicing	183,267	241,416	342,889
Mortgage banking income and gains on sales of loans	1,006,920	1,624,847	924,166
Gains (losses) on sales of securities	(12,820)	—	149,390
Other	272,579	261,091	258,051
	4,462,669	4,946,342	4,200,760
Noninterest expense:			
Salaries and employee benefits	9,963,554	8,853,739	7,528,777
Premises and equipment	1,881,202	1,800,442	1,441,393
Bankcard processing	475,639	365,709	487,585
Business development	1,017,214	823,273	807,550
Other	2,703,163	3,359,460	2,328,611
	16,040,772	15,202,623	12,593,916
Income before income taxes	12,873,753	11,063,667	5,635,419
Provision for income taxes	4,925,000	4,233,000	2,181,000
Net income	$ 7,948,752	$ 6,830,666	$ 3,454,419
Earnings per share:			
Basic	$ .93	$ .81	$ .41
Diluted	$ .90	$ .79	$ .41

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CONTINENTAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004, 2003, and 2002

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2002	5,066,290	$25,772,809	$ 9,541,959	$ 289,614	$35,604,382
Net income			3,454,419		3,454,419
Other comprehensive income:					
Unrealized losses on securities				(197,643)	
Reclassification of net gains realized				(149,390)	
Deferred income taxes				133,122	
Other comprehensive loss				(213,911)	(213,911)
Comprehensive income					3,240,508
Stock options exercised and related tax benefit	76,563	715,132			715,132
Cash dividends			(1,610,219)		(1,610,219)
Shares repurchased and retired	(102,405)	(520,550)	(730,719)		(1,251,269)
Balance, December 31, 2002	5,040,448	25,967,391	10,655,440	75,703	36,698,534
Net income			6,830,667		6,830,667
Other comprehensive income:					
Unrealized losses on securities				(171,525)	
Deferred income taxes				65,797	
Other comprehensive loss				(105,728)	(105,728)
Comprehensive income					6,724,939
Stock options exercised and related tax benefit	56,876	655,515			655,515
Stock split (4 shares for 3)	1,692,738				
Cash dividends			(1,841,438)		(1,841,438)
Shares repurchased and retired	(275)	(3,700)			(3,700)
Balance, December 31, 2003	6,789,787	26,619,206	15,644,669	(30,025)	42,233,850
Net income			7,948,752		7,948,752
Other comprehensive income:					
Unrealized losses on securities				(148,568)	
Reclassification of net losses realized				12,820	
Deferred income taxes				52,073	
Other comprehensive loss				(83,675)	(83,675)
Comprehensive income					7,865,077
Stock options exercised and related tax benefit	141,360	1,459,879			1,459,879
Stock split (5 shares for 4)	1,724,586				
Cash dividends			(2,163,789)		(2,163,789)
Shares repurchased and retired	(198)	(2,960)			(2,960)
Balance, December 31, 2004	8,655,535	28,076,125	21,429,632	(113,700)	49,392,057

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CONTINENTAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 7,948,752	$ 6,830,667	$ 3,454,419
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	936,319	928,818	863,152
Amortization	411,782	340,861	48,450
Provision for loan losses	500,000	900,000	5,660,000
Losses of foreclosed assets	1,643	613,966	—
Deferred income taxes	44,000	(70,000)	327,000
Gains on sales of loans	—	(129,950)	—
(Gains) losses on sales of securities	12,820	—	(149,390)
Stock dividends from Federal Home Loan Bank	(91,900)	(125,500)	(151,700)
Change in:			
Interest receivable	(383,226)	61,653	(237,786)
Deferred loan fees	478,454	188,894	282,907
Capitalized loan servicing rights	50,633	(13,854)	19,039
Loans held for sale	(114,681)	2,110,182	(3,622,965)
Accrued interest and other liabilities	242,401	226,673	(157,699)
Income taxes payable	1,167,680	(132,629)	(485,594)
Other assets	23,040	(30,724)	(3,503)
Net cash provided by operating activities	11,227,717	11,699,057	5,846,330
Cash flows from investing activities:			
Proceeds from sales and maturities of securities	8,126,633	10,749,973	16,447,917
Purchase of securities	(6,193,678)	(30,445,782)	(7,412,561)
Loans made net of principal collections received	(103,131,306)	(32,233,581)	(88,882,993)
Proceeds from sales of loans	595,153	8,064,258	3,242,465
Purchase of loans	(1,372,313)	(107,729)	(4,047,504)
Acquisition	—	(6,863,160)	—
Purchase of property	(1,058,764)	(746,980)	(799,217)
Proceeds on sale of foreclosed assets	409,118	3,182,775	—
Improvements to foreclosed assets	—	—	(212,371)
Net cash provided by investing activities	(102,625,157)	(48,400,226)	(81,664,264)
Cash flows from financing activities:			
Net increase in deposits	47,692,238	46,190,374	61,580,016
Change in federal funds purchased	31,790,000	(9,000,000)	9,000,000
Change in Federal Home Loan Bank term borrowings	3,500,000	3,000,000	(1,000,000)
Proceeds from stock options exercised	1,127,879	540,515	661,132
Dividends paid	(2,163,789)	(1,841,438)	(1,610,219)
Repurchase of Company shares	(2,960)	(3,700)	(1,251,269)
Net cash provided by financing activities	81,943,368	38,885,751	67,379,660
Net increase (decrease) in cash and cash equivalents	(9,454,072)	2,184,582	(8,438,274)
Cash and cash equivalents, beginning of year	25,536,354	23,351,772	31,790,046
Cash and cash equivalents, end of year	$ 16,082,282	$ 25,536,354	$ 23,351,772
Supplemental information:			
Noncash investing and financing activities:			
Transfers of loans to foreclosed assets	$ 262,071	$ 3,343,866	$ 651,266
Transfers of loans held for sale	—	1,478,871	11,077,383
Change in unrealized gain on securities, net of deferred income taxes	83,675	105,728	(213,911)
Cash paid during the year for:			
Income taxes	3,713,320	4,436,000	2,339,594
Interest	4,468,436	4,325,229	4,580,973

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CONTINENTAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Principles of Consolidation — The consolidated financial statements include the accounts of Pacific Continental Corporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Pacific Continental Bank (the "Bank") and the Bank's wholly-owned subsidiaries, PCB Service Corporation (which owns and operates bank-related real estate) and PCB Loan Services Corporation (which owns and operates certain repossessed or foreclosed collateral). The Bank provides commercial banking, financing, mortgage lending and other services in Western Oregon and Southwest Washington. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimations made by management involve the calculation of the allowance for loan losses.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

The Bank is required to maintain certain reserves as defined by regulation. Such reserves totaling $1,213,000 were maintained in cash at December 31, 2004.

Securities Available-for-Sale — Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. The Bank classified all securities as available-for-sale throughout 2004 and 2003. Securities classified as available-for-sale are reported at estimated fair value, net of deferred taxes. The difference between estimated fair value and amortized cost is a separate component of stockholders' equity (accumulated other comprehensive income). Fair values for these investment securities are based on market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Management determines the appropriate classification of securities at the time of purchase.

Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are recognized on the specific identification basis.

Declines in fair value of individual available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Management believes that all unrealized losses on investment securities at December 31, 2004 and 2003 are temporary.

Loans Held for Sale and Mortgage Banking Activities — The Bank originates residential real estate loans for resale in the secondary market. Sales are without recourse. Loans held for sale are carried at the lower of cost or market. Market value is determined on an aggregate loan basis.

Loans and Income Recognition — Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees, discounts associated with retained portions of loans sold, and an allowance for loan losses. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Accrual of interest is discontinued on contractually delinquent loans when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the interest is doubtful. Loan origination fees are amortized over the lives of the loans as adjustments to yield.

Allowance for Loan Losses — The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management considers adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loss experience. The evaluations take into consideration such factors as changes in the nature of the loan portfolio, overall portfolio quality, review of specific loans, estimated value of underlying collateral, and current economic conditions that may affect the borrower's ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant subsequent revision as more information becomes available.

A loan is considered impaired when management believes that it is probable that all amounts will not be collected according to the contractual terms. An impaired loan is valued using the present value of expected cash flows discounted at the loan's effective interest rate, the observable market price of the loan or the estimated fair value of the loan's collateral or related guaranty. Loans deemed impaired are specifically allocated for in the allowance for loan losses. Interest income is subsequently recognized only to the extent cash payments are received.

Servicing — Servicing assets are recognized as separate assets when rights are retained on sales of loans. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined based upon discounted cash flows using market-based assumptions. Servicing rights are not retained on residential real estate loans originated for sale.

Federal Home Loan Bank Stock — The investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. For 2004, the minimum required investment was approximately $2,212,600. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold.

Foreclosed Assets — Assets acquired through foreclosure, or deeds in lieu of foreclosure, are initially recorded at fair value at the date of foreclosure. Any excess of the loan's balance over the fair value of its foreclosed collateral is charged to the allowance for loan losses.

Improvements to foreclosed assets are capitalized. Subsequent to foreclosure, management performs periodic valuations and the assets are carried at the lower of carrying amount or fair value less costs to sell. Write downs to net realizable value, if any, or any disposition gains or losses are included in noninterest expense.

Property — Property is stated at cost, net of accumulated depreciation. Additions, betterments and replacements of major units are capitalized. Expenditures for normal maintenance, repairs and replacements of minor units are charged to expense as incurred. Gains or losses realized from sales or retirements are reflected in operations currently.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 30 to 40 years for buildings, 3 to 10 years for furniture and equipment, and up to the lease term for leasehold improvements.

Goodwill — Goodwill represents the excess of cost over the fair value of net assets acquired in a 2003 business combination. Goodwill is not subject to amortization but is tested annually for impairment.

Advertising — Advertising costs are charged to expense during the year in which they are incurred.

Income Taxes — Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated using tax rates in effect for the year in which the differences are expected to reverse.

Stockholders' Equity and Earnings Per Share — Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share include the effect of common stock equivalents that would arise from the exercise of stock options discussed in Note 12. Weighted shares outstanding are adjusted retroactively for the effect of stock dividends.

Weighted average shares outstanding at December 31 are as follows:

	2004	2003	2002
Basic	8,572,526	8,437,431	8,391,108
Common stock equivalents attributable to stock options	235,623	173,665	74,280
Diluted	8,808,149	8,611,096	8,465,388

The Company repurchased and retired 102,405 shares of common stock costing $1,251,269 in 2002. The repurchase plan expired in 2002. During 2003 and 2004 only fractional shares have been repurchased.

Stock Option Plans — The Company applies the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for its stock option plans. No stock-based employee compensation expense is reflected in net income as all option grants under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the optional fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31		
	2004	2003	2002
Net income — as reported	$7,948,752	$6,830,667	$3,454,419
Deduct total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(429,832)	(380,542)	(320,021)
Net income — pro forma	$7,518,920	$6,450,125	$3,134,398
Earnings per share:			
Basic — as reported	0.93	0.81	0.41
Basic — pro forma	0.88	0.76	0.37
Diluted — as reported	0.90	0.79	0.41
Diluted — pro forma	0.85	0.75	0.37

The fair value of each option grant ($2.86, $2.86 and $2.42 in 2004, 2003 and 2002, respectively) is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	1.91%	2.81%	3.09%
Risk-free interest rate	3.23%	4.00%	3.98%
Expected life	4 years	4 years	4.93 years
Expected volatility	22.57%	33.90%	40.54%

Recently Issued Accounting Pronouncements — In December 2004, the FASB issued a statement, *Shared-Based Payment*, Statement 123(R), that addresses the accounting for share-based payment transactions (for example, stock options) in which an employer receives employee-services in exchange for equity securities of the company or liabilities that are based on the fair value of the company's equity securities. This statement eliminates the use of the intrinsic value method of APB 25 and generally requires that such transactions be accounted for using a fair-value based method for recording compensation expense. The statement substantially amends SFAS No. 123. The statement is effective for interim periods beginning after June 15, 2005. When adopted in the third quarter of 2005, the Company expects to restate prior periods for comparability. Such adjustments should not differ significantly from the pro forma amounts reported in Note 1.

In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force regarding issue 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF 03-01"). The consensus provided guidance for determining when an investment is other-than-temporarily-impaired. The guidance was effective for periods beginning after June 15, 2004. On September 30, 2004, the FASB deferred the implementations of the recognition criteria of EITF 03-01 until the fourth quarter of 2004. Adoption of this standard did not affect the Company's 2004 consolidated financial statements.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, that addresses the consolidation rules to be applied to "variable interest entities". The interpretation is effective for entities created after December 31, 2003. Adoption of this Interpretation did not affect the consolidated financial statements.

Reclassifications — The 2003 and 2002 figures have been reclassified where appropriate to conform with the financial statement presentation used in 2004. These reclassifications had no effect on previously reported net income.

2. Securities Available-for-Sale:

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2004 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Securities in Continuous Unrealized Loss Position for Less Than 12 Months	Securities in Continuous Unrealized Loss Position For 12 Months or Longer
Unrealized Loss Positions						
Obligations of U.S. Government agencies	$ 5,485,975	$ —	$ 65,960	$ 5,420,015	$ 5,420,015	$ —
Obligations of states and political subdivisions	2,910,592	—	54,169	2,856,423	2,426,182	430,241
Mortgage-backed securities	12,575,482	—	99,105	12,476,377	10,085,599	2,390,778
	20,972,049	—	219,234	20,752,815	$17,931,796	$2,821,019
Unrealized Gain Positions						
Obligations of U.S. Government agencies	961,876	7,814	—	969,690		
Obligations of states and political subdivisions	203,000	—	—	203,000		
Mortgage-backed securities	5,605,269	26,957	—	5,632,226		
	6,770,145	34,771	—	6,804,916		
	$27,742,194	$34,771	$219,234	$27,557,731		

At December 31, 2004, 31 investment securities were in unrealized loss positions. The decline in value of these securities has resulted from increases in market interest rates during the second half of 2004. The projected average life of the securities portfolio is approximately four years. Although yields on these securities may be below market rates during that period, no loss of principal is expected.

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2003 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government agencies	$ 6,501,178	$ 5,737	$ 29,453	$ 6,477,462
Obligations of states and political subdivisions	3,018,186	17,618	42,985	$ 2,992,819
Mortgage-backed securities	20,558,083	95,049	94,677	20,558,455
	$30,077,447	$118,404	$167,115	$30,028,736

The amortized cost and estimated fair value of securities at December 31, 2004 and 2003 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations.

	2004		2003	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ —	$ —	$ —	$ —
Due after one year through 5 years	7,946,427	7,860,637	6,941,014	6,915,521
Due after 5 years through 15 years	1,615,016	1,588,488	2,578,350	2,554,760
Mortgage-backed securities	18,180,751	18,108,609	20,558,083	20,558,455
	$27,742,194	$27,557,734	$30,077,447	$30,028,736

Gross realized losses were $12,820 in 2004. No securities were sold in 2003. Gross realized gains and losses were $151,098 and $1,708, respectively, in 2002.

At December 31, 2004, mortgage-backed securities with amortized costs of $7,092,884 (estimated market values of $7,053,130) were pledged to secure certain Treasury and public deposits as required by law.

3. Loans:

Major classifications of loans at December 31 are as follows:

	2004	2003
Commercial loans	$107,537,680	$ 89,128,212
Real estate loans	341,110,848	255,149,823
Consumer loans	10,380,565	11,424,015
	459,029,093	355,702,050
Deferred loan origination fees	(2,060,949)	(1,582,494)
	456,968,144	354,119,556
Allowance for loan losses	(5,223,979)	(5,225,331)
	$451,744,165	$348,894,225

Scheduled maturities or repricing, if earlier, of loans at December 31, 2004 are as follows:

Three months or less	$218,956,729
Three months to one year	8,180,447
One year to three years	70,249,094
Three years to five years	62,279,522
Thereafter	99,363,301
	$459,029,093

Allowance for Loan Losses:

	2004	2003	2002
Balance, beginning of year	$5,225,331	$ 4,403,161	$ 3,418,029
Provision charged to income	500,000	900,000	5,660,000
Loans charged against the allowance	(516,071)	(1,185,426)	(4,802,741)
Recoveries credited to allowance	196,719	917,796	127,873
Reclassify unfunded loan commitments	(182,000)	—	—
Acquisition	—	189,800	—
Balance, end of year	$5,223,979	$ 5,225,331	$ 4,403,161

Restructured and other loans considered impaired, including all nonaccrual loans, totaled $2,799,762, $3,168,458, and $6,509,336 at December 31, 2004 2003, and 2002 respectively. The specific valuation allowance for loan losses related to these impaired loans was approximately $510,000, $628,000 and $454,000 at December 31, 2004, 2003, and 2002 respectively. The average recorded investment in impaired loans was approximately $3,206,000, $4,594,000, and $5,870,000 in 2004, 2003, and 2002 respectively. Interest income recognized on impaired loans during 2004, 2003, and 2002 was approximately $120,000, $264,000, and $292,000 respectively. Additional interest income which would have been realized on nonaccrual loans if they had remained current and still accruing was approximately $98,000, $159,000 and $446,000 in 2004, 2003 and 2002, respectively. Loans contractually past due 90 days or more on which interest continued to accrue totaled approximately $213,000, $545,000, and $359,000 at December 31, 2004, 2003, and 2002 respectively.

A substantial portion of the loan portfolio is collateralized by real estate and is, therefore, susceptible to changes in local market conditions. Management believes that the loan portfolio is diversified among industry groups. At December 31, 2004, outstanding residential construction loans totaled approximately $67,938,000 and represented 14.7% of total outstanding loans. In addition, at December 31, 2004, unfunded loan commitments for residential construction totaled approximately $19,008,000. At year end there were no nonaccrual loans and no impaired loans in this industry. There are no other industry concentrations in excess of 8%. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.

4. Loan Participations and Servicing:

In the normal course of business, the Bank has sold portions of loans to other institutions in order to extend the Bank's lending capability or to mitigate risk. Servicing rights are retained for these loan participations. The unpaid principal balances of these serviced loans at December 31, 2004 and 2003 were $22,317,357 and $24,483,424, respectively. These loans are not included in the accompanying consolidated balance sheets.

The balance of capitalized loan servicing rights, net of valuation allowances, included in other assets was $27,856 and $78,490 at December 31, 2004 and 2003, respectively.

5. Property:

Property at December 31 consists of the following:

	2004	2003
Land	$ 2,480,664	$ 2,053,664
Buildings and improvements	11,616,582	11,455,861
Furniture and equipment	6,068,397	5,617,737
	20,165,643	19,127,263
Less accumulated depreciation	6,983,237	6,067,300
	$13,182,407	$13,059,962

Subsequent Event — During January 2005, the Bank entered into a definitive agreement to purchase a building and land in Portland, Oregon for a new office location. This purchase is expected to close prior to the end of the first quarter at a total price of $1,750. The building will require substantial remodeling, and the new office is expected to open during the third quarter 2005.

Lease Commitments — The Bank leases certain facilities for office locations under noncancelable operating lease agreements expiring through 2020. Rent expense related to these leases totaled $366,716, $372,357 and $262,901 in 2004, 2003 and 2002, respectively.

Property Leased to Others — The Bank leases approximately 82% of its Springfield Gateway building to others under noncancelable operating lease agreements extending through 2011.

Future minimum payments required under these leases are:

	Lease Commitments	Property Leased to Others
2005	$ 302,519	$ 384,483
2006	281,283	340,273
2007	206,546	184,404
2008	113,053	164,275
2009	106,793	127,181
Thereafter	514,398	123,628
	$1,524,592	$1,324,244

6. Other Assets:

	2004	2003
Foreclosed assets	262,071	410,761
Servicing asset	27,857	78,490
Deferred taxes	257,814	249,740
Income tax deposits	—	568,788
Goodwill	275,552	275,552
Prepaid expenses and other	391,362	414,403
	$1,214,656	$1,997,734

Acquisition

In April, 2003, the Bank acquired, for cash, the Coos Bay consumer finance office of CitiFinancial for $6,863,160. This office has been combined with Pacific Continental Finance, a division of the Bank. The allocation of the purchase price resulted in goodwill of $275,552, which is expected to be deductible over 15 years for income tax purposes. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of the Coos Bay office have been included in the consolidated financial statements since the date of acquisition. Had this acquisition occurred on January 1, 2002, consolidated interest income and net income would not have been significantly different from the reported amounts for 2003 and 2002.

7. Deposits:

Scheduled maturities or repricing of time deposits at December 31 are as follows:

	2004	2003
Less than three months	$17,279,958	$15,331,192
Three months to one year	18,372,317	28,409,102
One to three years	8,524,511	9,497,715
Thereafter	7,683,591	1,269,693
	$51,860,377	$54,507,702

8. Federal Funds Purchased:

The Bank has unsecured federal funds borrowing lines with correspondent banks totaling $57,000,000 at December 31, 2004 of which $10,290,000 (average interest rate of 2.75%) were borrowed against leaving $46,710,000 available. There were no borrowings against these lines at December 31, 2003.

9. Federal Home Loan Bank Borrowings:

Federal Home Loan Bank borrowings at December 31 are as follows:

	2004	2003
Cash Management Advance, 2.35%	$21,500,000	$ —
Due April 2004, 5.07%	—	3,000,000
Due May 2004, 5.35%	—	2,000,000
Due June 2004, 4.98%	—	5,000,000
Due July 2004, 5.16%	—	3,000,000
Due May 2005, 5.67%	1,000,000	1,000,000
Due June 2005, 5.26%	1,000,000	1,000,000
Due January 2006, 2.56%	1,000,000	1,000,000
Due December 2006, 3.28%	500,000	—
Due June 2007, 4.88%	4,000,000	4,000,000
Due July 2007, 4.45%	3,000,000	3,000,000
Due August 2007, 3.27%	5,000,000	—
Due September 2007, 3.23%	1,500,000	—
Due December 2007, 3.61%	1,000,000	1,000,000
Due February 2008, 3.26%	1,500,000	1,500,000
Due March 2008, 2.99%	500,000	500,000
Due August 2008, 3.75%	3,000,000	—
Due September 2008, 3.59%	1,500,000	—
Due December 2008, 3.69%	500,000	—
Due August 2009, 3.96%	1,000,000	—
Due September 2009, 3.87%	2,500,000	—
Due December 2009, 3.96%	1,000,000	—
	$51,000,000	$26,000,000

The Bank has a borrowing limit with the FHLB equal to 25% of total assets. At December 31, 2004, the borrowing line was approximately $129,100,000. At December 31, 2004, there was $51,000,000 borrowed on this line, including a $21,500,000 Cash Management Advance and $29,500,000 in term advances. The FHLB borrowing line is limited to discounted pledged collateral. FHLB stock, funds on deposit with FHLB, and loans are pledged as collateral for borrowings from FHLB. At December 31, 2004, the Bank had pledged approximately $132,000,000 in real estate loans to the FHLB ($105,000,000 in discounted pledged collateral).

10. Income Taxes:

The provision for income taxes for the years ended December 31 consist of the following:

	2004	2003	2002
Currently payable:			
Federal	$4,033,000	$3,567,000	$1,533,000
State	848,000	736,000	321,000
	4,881,000	4,303,000	1,854,000
Deferred:			
Federal	36,000	(57,000)	271,000
State	8,000	(13,000)	56,000
	44,000	(70,000)	327,000
Total provision for income taxes	$4,925,000	$4,233,000	$2,181,000

The provision for deferred income taxes results from timing differences in the recognition of revenue and expenses for financial statement and tax purposes. The nature and tax effect of these differences for the years ended December 31 are as follows:

	2004	2003	2002
Loan fees and other loan basis adjustment differences between financial statement and tax purposes	$ 92,618	$ 52,827	$133,511
Loan loss deduction for tax purposes more (less) than provision for financial reporting purposes	(89,962)	(206,842)	35,254
Depreciation deduction differences between financial statement and tax purposes	8,878	61,355	47,291
Federal Home Loan Bank stock dividends	35,249	39,544	47,912
Reserve for self-funded health insurance	(28,350)	—	—
Other	25,567	(16,884)	63,032
	$ 44,000	$ (70,000)	$327,000

The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31 was as follows:

	2004	2003	2002
Expected federal income tax provision at 34%	$4,377,000	$3,762,000	$1,916,000
State income tax, net of federal income tax effect	521,000	478,000	249,000
Deferred tax rate adjustments and other	27,000	(7,000)	16,000
Provision for income taxes	$4,925,000	$4,233,000	$2,181,000

The tax benefit associated with stock option plans reduced taxes payable by $332,000, $115,000 and $54,000 at December 31, 2004, 2003 and 2002, respectively. Such benefit is credited to additional paid-in capital.

The components of deferred tax assets and liabilities at December 31 are as follows:

	2004	2003	2002
Assets:			
Allowance for loan losses	$1,390,044	$1,301,122	$1,045,096
Basis adjustments on loans	59,310	42,652	75,104
Reserve for self-funded insurance	28,350	—	—
Other	5,626	15,372	12,714
Net unrealized losses on securities	70,758	18,684	—
Total deferred tax assets	1,554,088	1,377,830	1,132,914
Liabilities:			
Federal Home Loan Bank stock dividends	575,033	539,784	492,031
Excess tax over book depreciation	352,905	332,744	255,740
Net unrealized gains on securities	—	—	47,111
Other, principally loan origination costs	368,336	255,562	224,088
Total deferred tax liabilities	1,296,274	1,128,090	1,018,970
Net deferred tax assets	$ 257,814	$ 249,740	$ 113,944

Management believes that net deferred taxes will be recognized in the normal course of operations and, accordingly, net deferred tax assets have not been reduced by a valuation allowance.

11. Retirement Plan:

The Bank has a 401(k) profit sharing plan covering substantially all employees. The plan provides for employee and employer contributions. The total plan expenses, including employer contributions, were $503,586 $435,706 and $241,785 in 2004, 2003 and 2002, respectively.

12. Stock Option Plans:

The Company has Employee and Nonemployee Director Stock Option Plans that reserve shares of stock for issuance to employees and directors. Under the plans, the exercise price of each option must equal the greater of market price or net book value of the Company's stock on the date of the grant, and the option's maximum term is ten years. Vesting occurs over three- and four-year periods. Information with respect to options granted under the stock option plans, adjusted for stock splits and dividends, is as follows:

	2004		2003		2002	
	Options Outstanding	Average Price Per Share	Options Outstanding	Average Price Per Share	Options Outstanding	Average Price Per Share
Balance, beginning of year	1,006,646	$ 8.04	930,567	$ 7.04	768,310	$6.56
Grants:						
Employees	223,299	15.91	240,095	11.39	306,000	7.65
Directors	45,000	12.24	6,666	11.28	53,333	8.31
Exercised	(167,975)	6.71	(86,833)	6.22	(127,605)	5.18
Expired	(100,428)		(83,849)		(69,472)	
Balance, end of year	1,006,542	$10.37	1,006,646	$ 8.04	930,567	$7.04
Options exercisable at end of year	444,938		409,771		356,832	
Options available for grant at end of year	776,401		954,980		130,000	

Outstanding options at December 31, 2004 are as follows:

Shares			
Exercisable	Total	Price Per Share	Expiration
91,966	91,966	$5.05	September 2005
127,060	167,575	$7.66	August 2006
4,583	9,166	$7.66	September 2006
22,222	33,334	$7.02	June 2012
8,333	16,666	$7.80	September 2012
125,844	213,762	$8.31	December 2007
—	10,000	$9.09	March 2008
2,803	10,929	$9.15	June 2008
6,666	6,666	$11.28	October 2008
44,211	178,179	$11.82	November 2008
11,250	45,000	$12.24	January 2009
—	12,500	$12.44	April 2009
—	8,294	$12.06	May 2009
—	2,500	$15.08	October 2009
—	200,005	$15.30	December 2009
444,938	1,006,542		

13. Transactions with Related Parties:

The Bank has granted loans to officers and directors and to companies with which they are associated. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Activity with respect to these loans during the year ended December 31 was as follows:

	2004	2003
Balance, beginning of year	$ 784,304	$1,040,914
Additions or renewals	63,000	27,204
Amounts collected or renewed	(136,958)	(283,814)
Balance, end of year	$ 710,346	$ 784,304

In addition, there were $170,552 in commitments to extend credit to directors and officers at December 31, 2004, which are included as part of commitments in Note 14.

Real estate management fees of $24,956 and $31,786 were paid to director, Larry Campbell, during 2004 and 2003, respectively.

14. Financial Instruments with Off-Balance-Sheet Credit Risk:

In order to meet the financing needs of its clients, the Bank commits to extensions of credit and issues letters of credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for other products. In the event of nonperformance by the client, the Bank's exposure to credit loss is represented by the contractual amount of the instruments. The Bank's collateral policies related to financial instruments with off-balance-sheet risk conform with its general underwriting guidelines.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients.

Off-balance-sheet instruments at December 31 consist of the following:

	2004	2003
Commitments to extend credit (principally variable rate)	$130,808,454	$101,033,184
Letters of credit and financial guarantees written	3,686,695	4,150,017

15. Fair Value Disclosures of Financial Instruments:

The following disclosures are made in accordance with provisions of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*. The use of different assumptions and estimation methods could have a significant effect on fair value amounts. Accordingly, the estimates of fair value herein are not necessarily indicative of the amounts that might be realized in a current market exchange.

The estimated fair values of the financial instruments at December 31 are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 16,082,282	$ 16,082,282	$ 25,536,354	$ 25,536,354
Securities	27,557,731	27,557,731	30,028,736	30,028,736
Loans held for sale	2,072,351	2,109,351	1,957,670	1,984,321
Loans, net of allowance for loan losses	451,744,165	451,731,286	348,894,225	353,009,737
Interest receivable	1,969,181	1,969,181	1,585,955	1,585,955
Federal Home Loan Bank stock	2,807,600	2,807,600	2,738,000	2,738,000
Financial liabilities:				
Deposits	403,791,306	403,739,404	356,099,070	356,321,070
Federal funds purchased	10,290,000	10,290,000	—	—
Federal Home Loan Bank borrowings	51,000,000	51,029,583	26,000,000	26,722,000
Accrued interest payable	117,457	117,457	112,797	112,797

Cash and Cash Equivalents — The fair value approximates carrying amount.

Securities — Fair value is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices from similar securities.

Loans Held for Sale — Fair value represents the anticipated proceeds from sale of the loans.

Loans — Fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits — Fair value of demand, interest-bearing demand and savings deposits is the amount payable on demand at the reporting date. Fair value of time deposits is estimated using the interest rates currently offered for the deposits of similar remaining maturities. In accordance with provisions of SFAS No. 107, the estimated fair values of deposits do not take into account the benefit that results from low-cost funding such deposits provide.

Federal Funds Purchased — The carrying amount is a reasonable estimate of fair value because of the short-term nature of these borrowings.

Federal Home Loan Bank Borrowings — Fair value of Federal Home Loan Bank borrowings is estimated by discounting future cash flows at rates currently available for debt with similar terms and remaining maturities.

Off-Balance-Sheet Financial Instruments — The carrying amount and fair value are based on fees charged for similar commitments and are not material.

16. Commitments and Legal Contingencies:

The Company has entered into employment agreements with two key executives, Hal Brown and Daniel Hempy. The employment agreements provide for minimum aggregate annual base salaries of $330,000, plus performance adjustments, life insurance coverage, and other perquisites commonly found in such agreements. During 2004, Mr. Brown's employment agreement was extended one year and expires in 2007. Mr. Hempy's employment agreement expires in 2005.

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

17. Regulatory Matters:

The Bank is subject to the regulations of certain federal and state agencies and receives periodic examinations by those regulatory authorities. In addition, the Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to leverage assets. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are presented in the table (the Company's capital ratios do not differ significantly from those of the Bank).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total capital (to risk weighted assets)	$53,861,279	11.29%	$38,166,400	8%	$47,708,000	10%
Tier I capital (to risk weighted assets)	48,637,300	10.19%	19,083,200	4%	28,624,800	6%
Tier I capital (to leverage assets)	48,637,300	9.71%	20,034,440	4%	25,043,050	5%
As of December 31, 2003:						
Total capital (to risk weighted assets)	$46,260,473	12.20%	$30,363,200	8%	$37,954,000	10%
Tier I capital (to risk weighted assets)	41,516,223	10.95%	15,181,600	4%	22,772,400	6%
Tier I capital (to leverage assets)	41,516,223	9.82%	16,903,360	4%	21,129,200	5%

18. Parent Company Financial Information:

Financial information for Pacific Continental Corporation (Parent Company only) is presented below:

BALANCE SHEETS
December 31

	2004	2003
Assets:		
Cash deposited with the Bank	$ 265,907	$ 222,094
Prepaid expenses	4,000	4,000
Deferred income taxes	323,000	246,000
Investment in the Bank, at cost plus equity in earnings	48,799,150	41,761,756
	$49,392,057	$42,233,850
Liabilities and stockholders' equity:		
Liabilities	$ —	$ —
Stockholders' equity	49,392,057	42,233,850
	$49,392,057	$42,233,850

STATEMENTS OF INCOME
For the Periods Ended December 31

	2004	2003	2002
Income:			
Cash dividends from the Bank	$1,280,000	$1,625,000	$1,405,000
Interest income	—	—	5,798
	1,280,000	1,625,000	1,410,798
Expenses:			
Investor relations	61,937	65,596	81,005
Legal and registration expense	71,549	70,958	42,435
Personnel costs paid to Bank	63,781	50,585	32,483
	197,267	187,139	155,923
Income before income tax benefit and equity in undistributed earnings of the Bank	1,082,733	1,437,861	1,254,875
Income tax benefit	77,000	72,000	58,000
Equity in undistributed earnings of the Bank	6,789,019	5,320,806	2,141,544
Net income	$7,948,752	$6,830,667	$3,454,419

PACIFIC CONTINENTAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

STATEMENTS OF CASH FLOWS
For the Periods Ended December 31

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 7,948,752	$ 6,830,667	$ 3,454,419
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of the Bank	(6,789,069)	(5,320,806)	(2,141,544)
Prepaid expenses	—	—	(1,500)
Deferred income taxes	(77,000)	(72,000)	(58,000)
Net cash provided by operating activities	1,082,683	1,437,861	1,253,375
Cash flows from financing activities:			
Proceeds from stock options exercised	1,127,879	540,515	661,132
Dividends paid	(2,163,789)	(1,841,438)	(1,610,219)
Shares repurchased and retired	(2,960)	(3,700)	(1,251,269)
Net cash used in financing activities	(1,038,870)	(1,304,623)	(2,200,356)
Net increase (decrease) in cash	43,813	133,238	(946,981)
Cash, beginning of period	222,094	88,856	1,035,837
Cash, end of period	$ 265,907	$ 222,094	$ 88,856

Item 9 *Changes In and Disagreements with Accountants on Accounting and Financial Disclosure*

The Audit Committee of the Board of Directors of the Company approved a change in auditors. At a meeting of the Audit Committee held on November 9, 2004, the Audit Committee appointed Moss Adams LLP to serve as the Company's independent public accountants, effective January 1, 2005. Moss Adams LLP will replace Zirkle, Long, Trigueiro, & Ward, L.L.C. ("ZLT & W"). Pursuant to written notice dated November 8, 2004, ZLT & W declined to stand for re-appointment after completion of the current audit. ZLT & W completed the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2004.

ZLT & W performed audits of the consolidated financial statements for the two years ended December 31, 2003 and 2002. Their reports did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two years ended December 31, 2003 and 2002 and from December 31, 2003 through November 8, 2004, the effective date of ZLT & W's notice that it has declined to stand for re-appointment, there have been no disagreements between the Company and ZLT & W on any matter of accounting principles or practice, financial statement disclosure, or auditing scope of procedure, which disagreements would have caused ZLT & W to make reference to the subject matter of such disagreements in connection with its report.

During the two years ended December 31, 2003 and 2002, and from December 31, 2003 through November 8, 2004, the effective date of ZLT & W's notice that it has declined to stand for re-appointment, ZLT & W did not advise the Company of any of the following matters:

1. That the internal controls necessary for the Company to develop reliable financial statements did not exist;

2. That information had come to ZLT & W's attention that had led it to no longer be able to rely on management's representations, or that had made it unwilling to be associated with the financial statements prepared by management;

3. That there was a need to expand significantly the scope of the audit of the Company, or that information had come to ZLT & W's attention during the two years ended December 31, 2003 and 2002, and from December 31, 2003 through November 8, 2004, that if further investigated: (i) may materially impact the fairness or reliability of either: a previously-issued audit report or underlying financial statements; or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) may cause it to be unwilling to rely on management's representations or be associated with the Company's financial statements and that, due to its determination to not stand for re-appointment, or for any other reason, ZLT & W did not so expand the scope of its audit or conduct such further investigation; or

4. That information had come to ZLT & W's attention that it had concluded materially impacted the fairness or reliability of either: (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and that, due to ZLT & W's determination to not stand for re-appointment, or for any other reason, the issue has not been resolved to ZLT & W's satisfaction prior to its determination to not stand for re-appointment.

ZLT & W has furnished a letter to the SEC dated November 8, 2004 stating that it agrees with the above statements.

During the two years ended December 31, 2003 and 2002 and from January 1, 2004 through November 9, 2004, the date on which Moss Adams LLP was engaged to be the Company's independent accountant, neither the Company nor anyone on its behalf had consulted Moss Adams LLP with respect to any accounting or auditing issues involving the Company. In particular, there was no discussion with the Company regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the financial statements, or any related item.

Item 9A ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and timely reported as provided in the SEC rules and forms. As a result of this evaluation, there were no significant changes in our internal control over financial reporting during the three months ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system has been designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of the Company's published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Pacific Continental Corporation has assessed the effectiveness its internal control over financial reporting at December 31, 2004. To make this assessment, the Company used the criteria for effective internal control over financial reporting described in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commisssion. Based on this assessment, the Company believes that as of December 31, 2004, the internal control system over financial reporting met those criteria.

The Company's independent auditors, Zirkle, Long, Trigueiro, & Ward, L.L.C, have issued an attestation report on the Company's internal control over financial reporting. The attestation report can be found on pages 31 and 32 of this document.

Item 9B. ***Other Information***

None

PART III

Item 10 *Directors and Executive Officers of the Company*

The information regarding "Directors and Executive Officers of the Registrant" of the Bank is incorporated by reference from the sections entitled "ELECTION OF DIRECTORS — Nominees and Continuing Directors," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "COMPLIANCE WITH SECTION 16(a) FILING REQUIREMENTS" of the Company's 2005 Annual Meeting Proxy Statement (the "Proxy Statement").

Information regarding the Company's Audit Committee financial expert appears under the section entitled "Information Regarding the Board of Directors and its Committees — Certain Committees of the Board" in the Company's Proxy Statement and is incorporated by reference.

In September of 2003, consistent with the requirements of Sarbannes-Oxley, the Company adopted a Code of Ethics applicable to senior financial officers including the principal executive officer. There have been no changes in The Code of Ethics since that time. The Code of Ethics was filed as Exhibit 14 to the Company's Annual Report on Form 10-K for the year-end December 31, 2003. The Code of Ethics can also be accessed electronically by visiting the Company's website at *www.therightbank.com.*

Item 11 *Executive Compensation*

The information regarding "Executive Compensation" is incorporated by reference from the sections entitled "INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES — Compensation of Directors," and "EXECUTIVE COMPENSATION" of the Proxy Statement.

Item 12 *Security Ownership of Certain Beneficial Owners and Management*

The information regarding "Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference from the sections entitled "ELECTION OF DIRECTORS — Nominees and Continuing Directors," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement.

Item 13 *Certain Relationships and Related Transactions*

The information regarding "Certain Relationships and Related Transactions" is incorporated by reference from the section entitled "Transactions with Management" of the Proxy Statement.

Item 14 *Principal Accountant Fees and Services*

For information concerning principal accountant fees and services as well as related pre-approval policies, see "Independent Public Auditors — Fees Paid to Independent Auditor" in the Company's Proxy Statement, which is incorporated by reference.

Item 15 *Exhibits and Financial Statement Schedules*

(a)(2) Financial Statement Schedules

All other schedules to the financial statements required by Regulation S-X are omitted because they are not applicable, not material, or because the information is included in the financial statements or related notes (a)(3) Exhibit Index

Exhibit	
3.1	Amended Articles of Incorporation (1)
3.2	Amended Bylaws (1)
10.2	1995 Incentive Stock Option Plan (2)
10.3	1999 Employee Stock Option Plan (2)
10.4	1995 Director's Stock Option Plan (2)
10.5	1999 Director's Stock Option Plan (2)
10.6	Form of Executive Severance Agreement for Messrs. Hagstrom, Reynolds, and Hansen (2)
10.7	Executive Employment Agreement for Daniel J. Hempy (2)
10.8	Executive Employment Agreement for Hal Brown (3)
10.9	Executive Severance Agreement for Roger Busse (4)
14	Code of Ethics for Senior Financial Officers and Principal Executive Officer (5)
23.1	Accountants Consent of Zirkle, Long, Triguiero, & Ward, L.L.C.
31.1	302 Certification, Hal Brown, President and Chief Executive Officer
31.2	302 Certification, Michael A. Reynolds, Senior Vice President and Chief Financial Officer
32	Certifications Pursuant to 18 U.S.C. Section 1350

(1) Incorporated by reference to Exhibits 3.1 and 3.2 of the Company's Quarterly Report on 10-Q for the Quarter ended March 31, 2004.

(2) Incorporated by reference to Exhibits 10.2, 10.3, 10.4, 10.5, and 10.6 of the Company's Quarterly Report on 10-Q for the Quarter ended June 30, 1999.

(3) Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on 10-Q for the Quarter ended September 30, 2002.

(4) Incorporated by reference to Exhibit 10.8 of the Company's Annual Report on 10-K for the year ended December 31, 2002.

(5) Incorporated by reference to Exhibit 14 of the Company's Annual Report on 10-K for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned on March 04, 2005.

PACIFIC CONTINENTAL CORPORATION
(Company)

By: /s/ HAL BROWN
Hal Brown
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on the XX day of March, 2005.

Principal Executive Officer

Signature	Title
By /s/ HAL BROWN Hal Brown	President and Chief Executive Officer and Director

Principal Financial and Accounting Officer

Signature	Title
By /s/ MICHAEL A. REYNOLDS Michael A. Reynolds	Executive Vice President and Chief Financial Officer

Remaining Directors

Signature	Title
By /s/ ROBERT A. BALLIN Robert A. Ballin	Director and Chairman of the Board
By /s/ DONALD G. MONTGOMERY Donald G. Montgomery	Director
By /s/ DONALD A. BICK Donald A. Bick	Director
By /s/ LARRY G. CAMPBELL Larry G. Campbell	Director
By /s/ MICHAEL HOLCOMB Michael Holcomb	Director
By /s/ MICHAEL D. HOLZGANG Michael D. Holzgang	Director
By /s/ RONALD F. TAYLOR Ronald F. Taylor	Director

By /s/ DONALD L. KRAHMER Donald L. Krahmer, Jr.	Director
By /s/ JOHN H. RICKMAN John H. Rickman	Director